Exhibit 99.1

COMPANIES (JERSEY) LAW 1991
COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
CALEDONIA MINING CORPORATION PLC

1.	The name of the Company is Caledonia Mining Corporation Plc (the "Company").
2.	The Company is a public company.
3.	The Company is a no par value company.
4.	The Company is authorised to issue an unlimited number of shares with no par value of two classes, designated as Common Shares and Preference Shares.
5.	The liability of a member of the Company is limited to the amount unpaid (if any) on such member's share or shares.

Companies (Jersey) Law (1991)

Public Company Limited by Shares

ARTICLES OF ASSOCIATION
of
 CALEDONIA MINING CORPORATION PLC

Table of Contents
DEFINITIONS AND INTERPRETATION
1.	Definitions and interpretation
2.	Standard Table excluded
3.	Form of resolutions
SHARE CAPITAL
4.	Issue of and rights attached to shares
5.	Preference Shares
6.	Common Shares
7.	Payment of commissions
8.	Trusts not recognised
9.	Variation of rights
10.	Matters not constituting a variation of rights
CERTIFICATES
11.	Right to certificates
12.	Execution of certificates
13.	Replacement certificates
14.	Uncertificated securities
UNTRACED SHAREHOLDERS
15.	Power to sell shares of untraced shareholders
16.	Manner of sale and creation of debt in respect of net proceeds
TRANSFER OF SHARES
17.	Form and execution of transfer
18.	No fee for registration
19.	Retention of documents
20.	Other Registers
TRANSMISSION OF SHARES
21.	Transmission
22.	Election by transmittee
23.	Rights in respect of the share
ALTERATION OF CAPITAL
24.	Fractions
PURCHASE OF OWN SHARES AND DISSENT RIGHTS
25.	Purchase of own shares
26.	Dissent Rights

DISCLOSURE OF INTERESTS
27.	Notice and disclosure obligations
GENERAL MEETINGS
28.	Convening general meetings
NOTICE OF GENERAL MEETINGS
29.	Length of notice period
30.	Contents of notices
31.	Omission or non-receipt of notice
32.	Change of date, time or place of meeting
33.	Members' power to include other matters in business dealt with at an annual general meeting
34.	Information rights
PROCEEDINGS AT GENERAL MEETINGS
35.	Quorum
36.	Procedure if quorum not present
37.	Chairman of general meeting
38.	Attendance and speaking at general meetings
39.	Meeting at more than one place and/or in a series of rooms
40.	Security arrangements
41.	Adjournments
42.	Notice of adjourned meeting
VOTES OF MEMBERS
43.	Method of voting
44.	Votes of members
45.	Votes of joint holders
46.	Votes of member suffering incapacity
47.	Votes on a poll
48.	Right to withdraw demand for a poll
49.	Procedure if poll demanded
50.	When poll to be taken
51.	Continuance of other business after poll demanded
52.	Proposal or amendment of resolution
53.	Amendment of resolution ruled out of order
54.	Objections or errors in voting
PROXIES
55.	Execution of an appointment of proxy
56.	Times for deposit of an appointment of proxy
57.	Form of appointment of proxy
58.	Validity of proxy
59.	Maximum validity of proxy

DIRECTORS
60.	Number of Directors
61.	No shareholding qualification for Directors
REMUNERATION OF DIRECTORS
62.	Ordinary remuneration
63.	Expenses
64.	Extra remuneration
EXECUTIVE DIRECTORS
65.	Executive Directors
POWERS AND DUTIES OF DIRECTORS
66.	General powers of the Company vested in the Board
DELEGATION OF DIRECTORS’ POWERS
67.	Agents
68.	Delegation to individual Directors
69.	Delegation to committees
SPECIFIC POWERS
70.	Provision for employees
71.	Borrowing Powers
APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS
72.	Retirement at annual general meetings
73.	Position of Retiring Director
74.	Eligibility for appointment as a Director
75.	Power of the Company to appoint Directors
76.	Power of the Board to appoint Directors
77.	Company’s power to remove a Director and appoint another in his place
78.	Vacation of office by Directors
DIRECTORS’ INTERESTS
79.	Transactions, offices, employment and interests
DIRECTORS’ GRATUITIES AND PENSIONS
80.	Directors’ gratuities and pensions
PROCEEDINGS OF THE BOARD
81.	Board meetings
82.	Notice of Board meetings
83.	Voting
84.	Quorum
85.	Board vacancies below minimum number
86.	Appointment of chairman
87.	Competence of the Board
88.	Participation in meetings by telephone
89.	Written resolutions
90.	Company books
91.	Validity of acts of the Board or a committee
92.	Liability of Directors for breach of Article 4.4

COMPANY SECRETARY
93.	Appointment and removal of Company Secretary
THE SEAL
94.	Use of seal
DIVIDENDS
95.	Company may declare dividends
96.	Board may pay interim dividends and fixed dividends
97.	Currency of dividends
98.	Waiver of dividends
99.	Non-cash dividends
100.	Scrip dividends
101.	Enhanced scrip dividends
102.	No interest on dividends
103.	Payment procedure
104.	Receipt by joint holders
105.	Where payment of dividends need not be made
106.	Unclaimed dividends
CAPITALISATION OF PROFITS
107.	Capitalisation of profits
AUTHENTICATION OF DOCUMENTS
108.	Authentication of documents
RECORD DATES
109.	Power to choose record date
ACCOUNTS AND OTHER RECORDS
110.	Accounts
111.	Inspection of records
112.	Destruction of documents
COMMUNICATIONS
113.	Form of communications
114.	Communication with joint holders
115.	Communications after transmission
116.	When notice deemed served
117.	Record date for communications
118.	Loss of entitlement to receive communications
119.	Notice when post not available
WINDING UP AND SALE OF ASSETS
120.	Distribution in specie on winding up
INDEMNITY
121.	Indemnity
122.	Power to insure

Companies (Jersey) Law (1991)
Public Company Limited by Shares
ARTICLES OF ASSOCIATION
of
CALEDONIA MINING CORPORATION PLC

DEFINITIONS AND INTERPRETATION
1.	Definitions and interpretation
1.1	In these Articles, the following words and expressions have the meanings indicated below:
“these Articles”:  these articles of association as originally adopted or as altered from time to time
“AIM”: the market known as AIM operated by the London Stock Exchange
“AIM Rules” the AIM Rules for Companies as published from time to time by the London Stock Exchange
“Auditors”:  the auditors of the Company for the time being or, in the case of joint auditors, any one of them
“Board”:  the board of Directors from time to time of the Company or those Directors present at a duly convened meeting of the Directors at which a quorum is present
“clear days”:  in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect
“Director”:  a director for the time being of the Company
“Disclosure and Transparency Rules”: the UK Disclosure and Transparency Rules as amended from time to time relating to the disclosure of information in respect of financial instruments which have been admitted to trading on a regulated market or for which a request for admission to trading on such a market has been made, as published by the Financial Conduct Authority of the United Kingdom
“electronic copy”, “electronic form” and “electronic means”: the meanings given to them by section 1168 of the UK Companies Act 2006
“entitled by transmission”: in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law
“Handbook”: the Handbook as published by the Financial Conduct Authority of the United Kingdom
“hard copy” and “hard copy form”: the meanings given to them by section 1168 of the UK Companies Act 2006;
“holder”:  in relation to shares, the member whose name is entered in the Register as the holder of the shares (but, to the extent that these Articles would otherwise conflict with the Statutes, not including the Company itself in relation to shares held as treasury shares)

“International Financial Reporting Standards”: accounting standards issued by the International Accounting Standards Board
“London Stock Exchange”:  the London Stock Exchange plc
“member”:  a member of the Company (but, to the extent that these Articles would otherwise conflict with the Statutes, not including the Company itself in relation to shares held as treasury shares)
“Memorandum”: the memorandum of association of the Company as altered from time to time
“Office”:  the registered office of the Company
“Operator”: the same meaning as "authorised operator" as provided for in the Order
“ordinary resolution”: a resolution of the Company in general meeting adopted by a simple majority of the votes cast at that meeting
“Order”: the Uncertificated Securities (Jersey) Order 1999, as amended from time to time and any provisions of or under the Companies Law which supplement or replace such Order;
“paid up”:  paid up or credited as paid up
“participating class”: a class of shares title to which is permitted by an Operator to be transferred by a relevant system
“Register”:  the register of members of the Company
“regulated market”: the meaning as given to it in the City Code on Takeovers and Mergers
“relevant system”:  the computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Order
“Seal”:  the common seal of the Company or any official seal kept by the Company pursuant to the Statutes
“Secretary”:  the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary and any person appointed to perform the duties of secretary temporarily or in any particular case
“share”: a Preference Share or a Common Share, as the context requires subject to the rights of such share set out in Articles 5 and 6
“special resolution”: a resolution passed by a majority of two-thirds of the holders who (being entitled to do so) vote in person, or by proxy, at a general meeting of the Company or at a separate meeting of a class of members of the Company
“Statutes”:  every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) concerning companies that are incorporated in Jersey to the extent that it is for the time being in force or (where the context requires) was in force at a particular time, including but not limited to the Companies (Jersey) Law (1991) and the Order
“subsidiary”: the meaning given to it in the Statutes and includes a corporation, partnership or other entity, the financial results of which, pursuant to International Financial Reporting Standards, may be consolidated with the financial results of the Company
“system’s rules”:  the rules, regulations, procedures, facilities and requirements of the relevant system concerned

“transfer instruction”:  a properly authenticated dematerialised instruction on a relevant system in accordance with the Order in such form, in such manner and from such person as the Board may determine
“transmittee”:  a person entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law
“UK Companies Act 2006”: the United Kingdom Companies Act 2006
“UK FSMA”: the United Kingdom Financial Services and Markets Act 2000
“UK Listing Authority”:  the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK FSMA
“uncertificated share”: means a share of a class which is at the relevant time a participating class title to which is recorded on the Register as being held in uncertificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly
“United Kingdom”:  Great Britain and Northern Ireland
“working day”: the meaning given by section 1173 of the UK Companies Act 2006
1.2	The expressions “debenture” and “debenture holder” include “debenture stock” and “debenture stockholder”.
1.3	References to writing include any method of reproducing or representing words, symbols or other information in such form (including in electronic form or by making it available on a website) that it can be read or seen with the naked eye and a copy of it can be retained.
1.4	References to the execution of a document (including where execution is implied, such as in the giving of a written consent) include references to its being executed under hand or under seal or by any other method, and, in relation to anything sent or supplied in electronic form, include references to its being executed by such means and incorporating such information as the Board may from time to time stipulate for the purpose of establishing its authenticity and integrity.
1.5	Unless the context otherwise requires, words or expressions used in these Articles that are defined in the Statutes bear those meanings in these Articles (but as if the definitions contemplated their use in these Articles as well as in the relevant legislation), except that the word “company” shall include any body corporate.
1.6	Except where the contrary is stated or the context otherwise requires, any reference to a statute or statutory provision includes any order, regulation, instrument or other subordinate legislation made under it for the time being in force, and any reference to a statute, statutory provision, order, regulation, instrument or other subordinate legislation includes any amendment, extension, consolidation, re-enactment or replacement of it for the time being in force.
1.7	Words importing the singular number only include the plural and vice versa. Words importing the masculine gender include the feminine and neuter gender. Words importing persons include corporations.
1.8	References to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.
1.9	References to any security as being in certificated form or uncertificated form refer, respectively, to that security being a certificated unit of a security or an uncertificated unit of a security for the purposes of the Order.

1.10	Headings are inserted for convenience only and shall not affect the construction of these Articles.
2.	Standard Table excluded
2.1	The regulations constituting the Standard Table prescribed pursuant to the Companies (Jersey) Law 1991 shall not apply to the Company and hereby are expressly excluded in their entirety.
3.	Form of resolutions
3.1	A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Statutes or these Articles.
SHARE CAPITAL
4.	Issue of and rights attached to shares
4.1	Without prejudice to any special rights for the time being conferred on the holders of any class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as is required by Article 9 and subject to the Statutes) (and, for the avoidance of doubt, without prejudice to Article 4.2) any share in the Company (including any share created on an increase or other alteration of share capital) may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividends, return of capital, voting or otherwise, as the Company may from time to time, by special resolution, determine.
4.2	The unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors, and they may (subject to the provisions of Article 9) allot, grant options over, or otherwise dispose of them to such persons at such times and on such terms as they think proper.
4.3	The Directors may issue shares in the Company to any person and without any obligation to offer such shares to the members (whether in proportion to the existing shares held by them or otherwise). Shares issued by the Company are non-assessable and the holders are not liable to the Company or its creditors in respect thereof.
4.4	A share shall not be issued until the consideration for the share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that the Company would have received if the share had been issued for money. In determining whether property or past services are the fair equivalent of a money consideration, the Directors may take into account reasonable charges and expenses of organisation and reorganisation and payments for property and past services reasonably expected to benefit the Company. For the purposes of this Article 4.4, "property" does not include a promissory note or a promise to pay that is made by a person to whom a share is issued, or a person who does not deal at arm's length with a person to whom a share is issued.
5.	Preference Shares
5.1	Issuable in series
Preference Shares may be issued from time to time in one or more series composed of such number of shares and with such preference, deferred or other special rights, privileges, restrictions and conditions attached thereto as shall be fixed hereby or from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the Directors and confirmed and declared by special resolution including, without limiting the generality of the foregoing:
5.1.1	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

5.1.2	any right of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such right;
5.1.3	any right of retraction vested in the holders of Preference Shares of such series and the prices and terms and conditions of any such rights;
5.1.4	any right upon dissolution, liquidation or winding-up of the Company;
5.1.5	any voting rights;
5.1.6	any rights of conversion; and
5.1.7	any other provisions attaching to any such series of Preference Shares.
5.2	Priority of dividends
The Preference Shares of each series shall, with respect to the payment of dividends, be entitled to a preference over the Common Shares and over any other shares of the Company ranking junior to the Preference Shares.
5.3	Liquidation, dissolution and winding-up
Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preference Shares by the Directors in accordance with Article 5.1 of the conditions attaching to the Preference Shares, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among holders for the purpose of winding up its affairs, the holders of the Preference Shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares of the Company ranking junior to the Preference Shares for each Preference Share, an amount equal to the price at which such Preference Share was issued together with, in the case of any Preference Share that is part of a series of Preference Shares entitled to cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day-to-day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and, in the case of any Preference Share that is part of a series of Preference Shares entitled to non-cumulative dividends, any dividends declared thereon and unpaid. After payment to the holders of the Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company in connection with the events contemplated by this Article.
5.4	Parity of series
No rights, privileges, restrictions or conditions attached to any series of Preference Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Company over the shares of any other series of Preference Shares. The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the Preference Shares of every other series; provided however that in case such assets are insufficient to pay in full the amount due on all Preference Shares, then such assets shall be applied, firstly, to the payment equally and rateably of an amount equal to the price at which the Preference Shares of each series were issued and the premium payable thereon, if any, and secondly, rateably in payment of all accrued and unpaid cumulative dividends and declared but unpaid non-cumulative dividends.
5.5	Notices and Voting
5.5.1	Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preference Shares by the Directors in accordance with Article 5.1 of the conditions attaching to the Preference Shares, the holders of a series of Preference Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the members and, subject to Article 120.2, shall not be entitled to vote at any such meeting (except where the holders of a specified class or series of shares are entitled to vote separately as a class).

5.5.2	The holders of Preference Shares, or of any series of Preference Shares, shall not be entitled to vote separately as a class or series (and no rights, privileges, restrictions or conditions attached to the Preference Shares or any series of Preference Shares shall entitle any holder of Preference Shares or of any series of Preference Shares to vote separately as a class or series) upon any proposal to amend the Articles to:
(a)	increase or decrease any maximum number of authorised Preference Shares or increase any maximum number of authorised shares of a class having rights or privileges equal or superior to the Preference Shares;
(b)	effect an exchange, reclassification or cancellation of all or part of the Preference Shares; or
(c)	create a new class of shares equal or superior to the Preference Shares.
5.5.3	Notwithstanding the aforesaid rights, privileges, restrictions and conditions on the right to vote, the holders of a series of Preference Shares are entitled to notice of meetings of members called for the purpose of authorising the dissolution of the Company or the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company.
6.	Common Shares
6.1	Dividends
Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the Common Shares shall be entitled to receive any dividends declared by the Company.
6.2	Liquidation, dissolution and winding-up
The holders of the Common Shares shall be entitled to receive the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company, whether voluntary of involuntary.
6.3	Notices and voting
The holders of the Common Shares shall be entitled to one vote for each Common Share held at all meetings of holders, except meetings at which only holders of another specified class or series of shares are entitled to vote.
7.	Payment of commissions
7.1	The Company may exercise the powers of paying commissions and brokerage conferred or permitted by the Statutes. Subject to the Statutes, any such commission may be satisfied by the payment of cash or by the allotment (or an option to call for the allotment) of fully or partly paid shares or partly in one way and partly the other.
8.	Trusts not recognised
8.1	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or recognise (except as otherwise provided by these Articles or by law or under an order of a court of competent jurisdiction) any interest in any share except an absolute right to the whole of the share in the holder.

9.	Variation of rights
9.1	If at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in a winding up) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than two-thirds in number of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).
9.2	All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares. The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights.
10.	Matters not constituting a variation of rights
10.1	The rights attached to any share or class of shares shall not, unless otherwise expressly provided by its terms of issue, be deemed to be varied, abrogated or breached by:
10.1.1	the creation or issue of further shares ranking pari passu with it; or
10.1.2	the purchase or redemption by the Company of any of its own shares (whether of that or any other class) or the sale of any shares (of that class or any other class) held as treasury shares.
CERTIFICATES
11.	Right to certificates
11.1	Except as otherwise provided in these Articles, every person whose name is entered in the Register as a holder of shares in the Company shall be entitled, within the time specified by the Statutes and without payment, to one certificate for all the shares of each class registered in his name. Upon a transfer of part of the shares of any class registered in his name, every holder shall be entitled without payment to one certificate for the balance in certificated form of his holding. Upon request and upon payment, for every certificate after the first, of such reasonable sum (if any) as the Board may determine, every holder shall be entitled to receive several certificates for certificated shares of one class registered in his name (subject to surrender for cancellation of any existing certificate representing such shares). Every holder shall be entitled to receive one certificate in substitution for several certificates for certificated shares of one class registered in his name upon surrender to the Company of all the share certificates representing such shares.
11.2	Subject as provided in the preceding part of this Article, the Company shall not be bound to issue more than one certificate in respect of certificated shares registered in the names of two or more persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.
12.	Execution of certificates
12.1	Every certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates or similar documents) shall be issued under the Seal (or in such other manner as the Board, having regard to the terms of issue, the Statutes and the requirements of the UK Listing Authority or the AIM Rules (as applicable), may authorise) and each share certificate shall specify the shares to which it relates, the distinguishing number (if any) of the shares and the amount paid up on the shares. The Board may determine, either generally or in relation to any particular case, that any signature on any certificate need not be autographic but may be applied by some mechanical or other means, or printed on the certificate, or that certificates need not be signed.

13.	Replacement certificates
13.1	If a share certificate for certificated shares is worn out, defaced or damaged then, upon its surrender to the Company, it shall be replaced free of charge. If a share certificate for certificated shares is or is alleged to have been lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board thinks fit. The Company shall be entitled to treat an application for a replacement certificate made by one of joint holders as being made on behalf of all the holders concerned.
14.	Uncertificated securities
14.1	Pursuant and subject to the Order, the Board may permit title to some or all of the shares of any class to be evidenced otherwise than by a certificate and title to such shares to be transferred in accordance with the rules of a relevant system and may make arrangements for that class of shares to become a participating class. Title to some or all of the shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to compliance with the Order and the rules of any relevant system, determine at any time that title to some or all of the shares of any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such shares shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.
14.2	In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:
14.2.1	the holding of shares of that class in uncertificated form;
14.2.2	the transfer of title to shares of that class by means of a relevant system;
14.2.3	the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system; and
14.2.4	any provision of the Order.
14.3	Some or all of the shares of a class which is at the relevant time a participating class may be changed from uncertificated form to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided for in the Order and the rules of any relevant system.
14.4	Unless the Board otherwise determines or the Order or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.
14.5	Subject to the Statutes, the Directors may lay down regulations not included in these Articles which (in addition to, or in substitution for, any provisions in these Articles):
14.5.1	apply to the issue, holding, exercise of rights in respect of or transfer of shares in uncertificated form;
14.5.2	set out (where appropriate) the procedures for conversion and/or redemption of shares in uncertificated form; and/or
14.5.3	which the Directors consider necessary or appropriate to ensure that these Articles are consistent with the Order and/or the Operator's rules and practices.

14.6	Such regulations will apply instead of any relevant provisions in these Articles which relate to the issue, holding, transfer, conversion and redemption of shares in uncertificated form or which are not consistent with the Order, in all cases to the extent (if any) stated in such regulations. If the Directors make any such regulation, Article 14.8 of this Article will (for the avoidance of doubt) continue to apply, when read in conjunction with those regulations.
14.7	Any instruction given by means of a relevant system shall be a dematerialised instruction given in accordance with the Order, the facilities and requirements of a relevant system and the Operator's rules and practices.
14.8	Where the Company is entitled under the Statutes, the Operator's rules and practices, these Articles or otherwise to dispose of or sell or otherwise procure the sale of any shares, the Directors may, in the case of any shares in uncertificated form, take such steps (subject to the Statutes, the Operator's rules and practices and these Articles) as may be required or appropriate, by instruction by means of a relevant system or otherwise to effect such disposal or sale, including (without limitation) by:
14.8.1	requesting or requiring the deletion of any computer based entries in the relevant system relating to the holding of such shares;
14.8.2	altering such computer based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;
14.8.3	requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;
14.8.4	(subject to any applicable law) otherwise rectify or change the Register in respect of any such shares in such manner as the Directors consider appropriate (including, without limitation, by entering the name of a transferee into the Register as the next holder of such shares); and/or
14.8.5	appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).
14.9	In relation to any share in uncertificated form:
14.9.1	the Company may utilise the relevant system to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or these Articles or otherwise in effecting any actions and the Company may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;
14.9.2	the Company may, by notice to the holder of that share, require the holder to change the form of that share to certificated form within the period specified in the notice and to hold that share in certificated form for so long as required by the Company; and
14.9.3	the Company shall not issue a share certificate.
14.10	The Company may by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.
UNTRACED SHAREHOLDERS
15.	Power to sell shares of untraced shareholders
15.1	Subject to the Order, the Company shall be entitled to sell at the best price reasonably obtainable any shares of a holder or transmittee if in respect of those shares:

15.1.1	no cheque, warrant or other financial instrument or payment sent by the Company in the manner authorised by these Articles has been cashed for a period of at least 12 years (the “qualifying period”) and in the qualifying period the Company has paid at least three dividends and no dividend has been claimed;
15.1.2	the Company has at the expiration of the qualifying period given notice of its intention to sell such shares by two advertisements, one in a national newspaper published in the United Kingdom, Canada and Jersey and the other in a newspaper circulating in the area in which the last known address of the holder or the address at which service of notices may be effected in the manner authorised by these Articles is located; and
15.1.3	so far as the Board is aware, the Company has not during the qualifying period or the period of three months after the date of such advertisements (or the later of the two dates if they are published on different dates) and prior to the exercise of the power of sale received any communication from the holder or transmittee.
and where this power has arisen and at the time of its exercise that holder or transmittee holds, or is entitled by transmission to hold, any other shares issued in right of the shares to be sold, this power shall be deemed to have arisen also in relation to those other shares.
16.	Manner of sale and creation of debt in respect of net proceeds
16.1	To give effect to any sale pursuant to the immediately preceding Article, the Board may:
16.1.1	in the case of shares held in certificated form, authorise and instruct some person (which may include the holder of shares concerned) to execute an instrument of transfer of the shares; and
16.1.2	in the case of shares held in uncertificated form, subject to the system’s rules, require the Operator of a relevant system to convert any such share into certificated form in order to enable the Company to deal with the share in accordance with this Article, and after such conversion authorise and instruct some person to execute an instrument of transfer of the share (and to take such other steps as may be necessary to give effect to the sale or disposal)
and such instrument of transfer and the taking of such other steps as may be necessary shall be as effective as if they had been executed by the holder or transmittee of the shares.  The transfer will be valid even if in respect of any of the shares no certificate accompanies the instrument of transfer.  The transferee shall not be bound to see to the application of the purchase money and his title shall not be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.
16.2	The net proceeds of sale shall belong to the Company, which shall be indebted to the former holder or transmittee for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of it and the Company shall not be required to account for any monies earned on the net proceeds, which may be employed in the business of the Company or otherwise invested as the Board thinks fit.
TRANSFER OF SHARES
17.	Form and execution of transfer
17.1	Subject to such of the restrictions of these Articles as may be applicable, a member may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer executed by or on behalf of the transferor in any usual form or in any other form which the Board may approve or, in the case of shares held in uncertificated form, in accordance with the Order and the system’s rules and otherwise in such manner as the Board in its absolute discretion shall determine. Subject to the Statutes, the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it.

17.2	Subject to the Statutes and notwithstanding any other provisions of these Articles, the Board shall have power to implement any arrangements it may think fit to enable:
17.2.1	title to any securities of the Company to be evidenced and transferred without a written instrument in accordance with the Order and the facilities and requirements of the relevant system concerned; and
17.2.2	rights attaching to such securities to be exercised notwithstanding that such securities are held in uncertificated form where, in the Board’s opinion, these Articles do not otherwise allow or provide for such exercise.
18.	No fee for registration
18.1	No fee shall be charged for the registration of any instrument of transfer or document relating to or affecting the title to any share.
19.	Retention of documents
19.1	Any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.
20.	Other Registers
20.1	Subject to the Statutes, the Company may keep an overseas, local or other register in any place, and the Board may make and vary such regulations as it may think fit concerning the keeping of that register. The Company may appoint an agent to maintain any such registers, subject to the Companies (Jersey) Law 1991, as amended.
TRANSMISSION OF SHARES
21.	Transmission
21.1	Where transmission occurs in relation to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law, the survivor or survivors (in the case of death) where he was a joint holder, and the transmittee where he was a sole holder or the only survivor of joint holders shall be the only person recognised by the Company as having any title to his shares; but nothing contained in this Article shall release the estate of a deceased member from any liability in respect of any share solely or jointly held by him.
22.	Election by transmittee
22.1	A transmittee may, upon such evidence being produced as the Board may require and subject (where relevant) to the system’s rules, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall, subject (where relevant) to the system’s rules, effect or procure a transfer of the share in favour of that person. Subject to the Statutes, all the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by the member.
23.	Rights in respect of the share
23.1	A transmittee shall have the same rights to which he would be entitled if he were the holder of the share concerned, except that he shall not be entitled in respect of it to attend or vote at any general meeting of the Company or at any separate meeting of the holders of any class of shares in the Company until he is registered as the holder of the share. The Board may at any time give notice to such person requiring him to elect either to become the holder of the share or to transfer the share and, if the notice is not complied with within 60 clear days from the date of the notice, the Board may withhold payment of all dividends and other monies payable in respect of the share until he complies with the notice.

ALTERATION OF CAPITAL
24.	Fractions
24.1	Whenever as a result of a consolidation, division or sub-division of shares any member would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit and, in particular, may sell the shares representing the fractions to any person (including, subject to the Statutes, the Company) and may distribute the net proceeds of sale in due proportion among those members except for amounts of £5.00 or less, which shall be retained for the benefit of the Company. To give effect to any such sale, the Board may authorise and instruct a person to take such steps as may be necessary (subject, in the case of shares held in uncertificated form, to the system’s rules) to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. Subject to the Statutes, where a shareholder holds shares in both certificated and uncertificated form, the Board may for these purposes treat them as separate holdings, and may at its discretion arrange for any shares representing fractions to be entered in the Register as held in certificated or uncertificated form in order to facilitate their sale under this Article. The transferee shall not be bound to see to the application of the purchase money and his title shall not be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.
PURCHASE OF OWN SHARES AND DISSENT RIGHTS
25.	Purchase of own shares
25.1	Subject to and in accordance with the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may purchase any of its shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.
25.2	On a purchase by the Company of its own shares, neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.
26.	Dissent Rights
26.1	A holder of shares of any class of the Company entitled to vote with respect to the approval of a matter referred to below in this Article 26.1 may dissent if the Company resolves to:
26.1.1	amend these Articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
26.1.2	amend these Articles to add, change or remove any restriction on the business or businesses that the Company may carry on;
26.1.3	amalgamate or merge with another company other than a wholly-owned subsidiary;
26.1.4	be continued under the laws of another jurisdiction;
26.1.5	sell, lease or exchange all or substantially all its property under Article 120.2;
26.1.6	carry out a going-private transaction; or

26.1.7	amend these Articles to:
(a)	add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class pursuant to Article 9 including, without limiting the generality of the foregoing, to:
(i)	remove or change prejudicially rights to accrued dividends or rights to cumulative dividends;
(ii)	add, remove or change prejudicially redemption rights;
(iii)	reduce or remove a dividend preference or a liquidation preference; or
(iv)	add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of a corporation, or sinking fund provisions;
(b)	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class;
(c)	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class;
(d)	effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or
(e)	constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint, and the Board shall take all reasonable steps to include as part of any special resolution, or together with any ordinary resolution, proposed and put before holders to approve such a matter, a special resolution, in accordance with the requirement set out in Article 26.26, to sanction the purchase by the Company of any dissenting holder's shares that the Company is obliged to make an offer to purchase in accordance with this Article 26.
26.2	The right to dissent applies even if there is only one class of shares.
26.3	In addition to any other right the holder may have, but subject to Article 26.26, a holder who complies with this Article is entitled, when the action approved by the resolution from which the holder dissents becomes effective, to be paid by the Company the fair value of the shares in respect of which the holder dissents, determined as of the close of business on the day before the resolution was adopted.
26.4	A dissenting holder may only claim under this Article with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting holder.
26.5	A dissenting holder shall send to the Company, at or before any meeting of holders at which a resolution referred to in Article 26.1 is to be voted on, a written objection to the resolution, unless the Company did not give notice to the holder of the purpose of the meeting and of their right to dissent.
26.6	The Company shall, within ten days after the holders adopt the resolution, send to each holder who has filed the objection referred to in Article 26.5 notice that the resolution has been adopted, but such notice is not required to be sent to any holder who voted for the resolution or who has withdrawn their objection.

26.7	A dissenting holder shall, within twenty days after receiving a notice under Article 26.6 or, if the holder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the Company a written notice containing
26.7.1	the holder’s name and address;
26.7.2	the number and class of shares in respect of which the holder dissents; and
26.7.3	a demand for payment of the fair value of such shares.
26.8	A dissenting holder shall, within thirty days after sending a notice under Article 26.7, send the certificates representing the shares in respect of which the holder dissents to the Company or its transfer agent.
26.9	A dissenting holder who fails to comply with Article 26.8 has no right to make a claim under this Article.
26.10	The Company or its transfer agent shall endorse on any share certificate received under Article 26.8 a notice that the holder is a dissenting holder and shall forthwith return the share certificates to the dissenting holder.
26.11	On sending a notice under Article 26.7, a dissenting holder ceases to have any rights as a holder other than to be paid the fair value of their shares as determined under this Article 26 except where:
26.11.1	the holder withdraws that notice before the Company makes an offer under Article 26.12;
26.11.2	the Company fails to make an offer in accordance with Article 26.12 and the holder withdraws the notice; or
26.11.3	the Directors revoke the resolution to amend the Articles, terminate an amalgamation agreement or an application for continuance, or abandon a sale, lease or exchange, in which case the holder’s rights are reinstated as of the date the notice was sent.
26.12	The Company shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the Company received the notice referred to in Article 26.7, send to each dissenting holder who has sent such notice:
26.12.1	a written offer to pay for their shares in an amount considered by the Directors to be the fair value, accompanied by a statement showing how the fair value was determined; or
26.12.2	if Article 26.26 applies, a notification that it is unable lawfully to pay dissenting holders for their shares.
26.13	Every offer made under Article 26.12 for shares of the same class or series shall be on the same terms.
26.14	Subject to Article 26.26, the Company shall pay for the shares of a dissenting holder within ten days after an offer made under Article 26.12 has been accepted, but any such offer lapses if the Company does not receive an acceptance thereof within thirty days after the offer has been made.
26.15	Where the Company fails to make an offer under Article 26.12, or if a dissenting holder fails to accept an offer, the Company may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting holder.
26.16	If the Company fails to apply to the court under Article 26.15, a dissenting holder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

26.17	An application under Article 26.15 or Article 26.16 shall be made to the Royal Court of Jersey.
26.18	A dissenting holder is not required to give security for costs in an application made under Article 26.15 or Article 26.16.
26.19	On an application to the court under Article 26.15 or Article 26.16:
26.19.1	all dissenting holders whose shares have not been purchased by the Company shall be joined as parties and are bound by the decision of the court; and
26.19.2	the Company shall notify each affected dissenting holder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
26.20	On an application to the court under Article 26.15 or Article 26.16, the court may determine whether any other person is a dissenting holder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting holders.
26.21	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting holders.
26.22	The final order of the court shall be rendered against the Company in favour of each dissenting holder and for the amount of the shares as fixed by the court.
26.23	The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting holder from the date the action approved by the resolution is effective until the date of payment.
26.24	If Article 26.26 applies, the Company shall, within ten days after the pronouncement of an order under Article 26.22, notify each dissenting holder that it is unable lawfully to pay dissenting holders for their shares.
26.25	If Article 26.26 applies, a dissenting holder, by written notice delivered to the Company within thirty days after receiving a notice under Article 26.24, may:
26.25.1	withdraw their notice of dissent, in which case the Company is deemed to consent to the withdrawal and the holder is reinstated to their full rights as a holder; or
26.25.2	retain a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its holders.
26.26	The Company shall not purchase or make a payment to a dissenting holder under this Article unless the Company complies with article 57 of the Companies (Jersey) Law 1991, as amended; in other words, that the purchase has been sanctioned by a special resolution and that the Directors authorising the payment are able to make a statement of solvency as set out in article 55(9) of the Companies (Jersey) Law 1991, as amended.
26.27	For the purposes of this Article 26, “going-private transaction” means an amalgamation, arrangement, consolidation or other transaction involving the Company other than an acquisition of shares under article 117 of the Companies (Jersey) Law 1991, as amended, that results in the interest of a holder of participating securities of the Company being terminated without the consent of the holder and without the substitution of an interest of equivalent value in participating securities of the Company or of a body corporate that succeeds to the business of the Company, which participating securities have rights and privileges that are equal to or greater than the affected participating securities. For the purposes of the foregoing, “participating securities” means securities of a body corporate that give the holder of securities a right to share in the earnings of the body corporate and after the liquidation, dissolution or winding up of the body corporate, a right to share in its assets.

DISCLOSURE OF INTERESTS
27.	Notice and disclosure obligations
27.1	The Company may give a disclosure notice to any person whom the Company knows or has reasonable cause to believe:
27.1.1	is interested in the Company's shares, or
27.1.2	to have been so interested at any time during the three years immediately preceding the date on which the disclosure notice is issued (the “disclosure period”).
27.2	The disclosure notice may require the person:
27.2.1	to confirm that fact or (as the case may be) to state whether or not it is the case, and
27.2.2	if he holds, or has during the disclosure period held, any such interest, to give such further information including in respect of any other person who has received a disclosure notice as may be required in accordance with the disclosure notice.
27.3	The notice may require the person to whom it is addressed to give particulars of his own present or past interest in the Company's shares held by him at any time during the disclosure period.
27.4	The notice may require the person to whom it is addressed, where:
27.4.1	his interest is a present interest and another interest in the shares subsists, or
27.4.2	another interest in the shares subsisted during the disclosure period at a time when his interest subsisted, to give, so far as lies within his knowledge, such particulars with respect to that other interest as may be required by the notice.
27.5	The particulars referred to in Article 27.4 above include without limitation:
27.5.1	the identity of persons interested in the shares in question; and
27.5.2	whether persons interested in the same shares are or were parties to:
(a)	an agreement to acquire interests in a particular company; or
(b)	an agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares; or
(c)	the nature and extent of any interest in the shares.
27.6	The notice may require the person to whom it is addressed, where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.
27.7	The information required by the notice must be given within such reasonable time as may be specified in the notice.
27.8	The Company will keep a register of information received pursuant to this Article 27. The Company will within three days of receipt of such information enter on the register:
27.8.1	the fact the requirement was imposed and the date it was imposed; and
27.8.2	the information received in pursuance of the requirement.

27.9	If a disclosure notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder of the relevant share, but the accidental omission to do so or the non-receipt of the copy by the holder of the relevant share shall not prejudice the operation of the following provisions of this Article.
27.10	If the holder of, or any person appearing to be interested in, any share has been served with a disclosure notice and, in respect of that share (a “default share”), has been in default for the relevant period in supplying to the Company the information required by the disclosure notice, the restrictions referred to in Article 27.11 below shall apply. Those restrictions shall continue until:
27.10.1	the date seven days after the date on which the Board is satisfied that the default is remedied; or
27.10.2	the Company is notified that the default shares are the subject of an exempt transfer; or
27.10.3	the Board decides to waive those restrictions, in whole or in part.
27.11	The restrictions referred to in Article 27.10 above are as follows:
27.11.1	if the default shares in which any one person is interested or appears to the Company to be interested represent less than 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company, or to exercise any other right conferred by membership in relation to meetings of the Company; or
27.11.2	if the default shares in which any one person is interested or appears to the Company to be interested represent at least 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled unless otherwise determined by the Board from time to time, in respect of those shares:
(a)	to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company, or to exercise any other right conferred by membership in relation to meetings of the Company; or
(b)	to receive any payment by way of dividend and no share shall be allotted in lieu of payment of a dividend; or
(c)	to transfer or agree to transfer any of those shares or any rights in them.
27.12	The restrictions in Articles 27.11.1 and 27.11.2 above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.
27.13	Any disclosure notice shall cease to have effect in relation to any shares transferred by the holder of such shares in accordance with the provisions in Article 27.12 above.
27.14	If any dividend or other distribution is withheld under Article 27.11.2 above, the member shall be entitled to receive it as soon as practicable after the restrictions contained in Article 27.11.2 cease to apply.
27.15	If, while any of the restrictions referred to above apply to a share, another share is allotted or offered in right of it (or in right of any share to which this paragraph applies), the same restrictions shall apply to that other share as if it were a default share. For this purpose, shares which the Company allots, or procures to be offered, pro rata (disregarding fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with issuing or offering shares outside Jersey, Canada or the United Kingdom) to holders of shares of the same class as the default share shall be treated as shares allotted in right of existing shares from the date on which the allotment is unconditional or, in the case of shares so offered, the date of the acceptance of the offer.

27.16	For the purposes of Articles 27.1 to 27.15:
27.16.1	an “exempt transfer” in relation to any share is a transfer pursuant to:
(a)	a sale of the share on a regulated market or an exchange regulated market in the United Kingdom on which shares of that class are listed or normally traded; and/or
(b)	a sale of the whole beneficial interest in the share to a person whom the Board is satisfied is unconnected with the existing holder or with any other person appearing to be interested in the share; or
(c)	acceptance of a takeover offer;
27.16.2	the “relevant period” shall be, in a case falling within Article 27.11.1 above, 28 days and, in a case falling within paragraph 27.11.2 above, 14 days after the date of service of the disclosure notice;
27.16.3	the percentage of the issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time when the disclosure notice is given; and
27.16.4	a person shall be treated as being interested or having an interest in shares where they have any direct or indirect interest whether contingent or otherwise in such shares whether by way of legal title or beneficial interest (whether by way of trust instrument, deed of otherwise) or arising by virtue of any contract, agreement, instrument, security, securities (in whatever form and whether publicly traded or not), trust, nominee or any other form of arrangement whatsoever (including, without limitation, by virtue of any warrant, option, derivative, conversion right or by virtue of any other instrument or agreement of a similar nature) and whether formal or informal in nature.
27.17	Without limiting Articles 27.1 to 27.16, each holder of shares shall be under an obligation to make notifications in accordance with the provisions of this Article.
27.18	The provisions of Chapter 5 of the Disclosure and Transparency Rules (“DTR5”) shall be deemed to be incorporated by reference into these Articles and accordingly the vote holder and issuer notification rules set out in DTR5 shall apply to the Company and each holder of shares.
27.19	For the purposes of the incorporation by reference of DTR5 into these Articles and the application of DTR5 to the Company and each holder of shares, the Company shall (for the purposes of Article 27 only) be deemed to be an “issuer”, as such term is defined in DTR5 and not, for the avoidance of doubt, a “non-UK issuer” (as such terms in defined in DTR5).
27.20	For the purposes of Articles 27.17 to 27.20 only, defined terms in DTR5 shall bear the meaning set out in DTR5, and if the meaning of a defined term is not set out in DTR5, the defined term shall bear the meaning set out in the glossary to the Handbook (in such case, read as the definition applicable to DTR5).

27.21	If the Company determines that a holder of shares (a “Defaulting Shareholder”) has not complied with the provisions of DTR5, referred to above with respect to some or all of such shares held by such holder of shares (the “Default Shares”), the Company shall have the right by delivery of notice to the Defaulting Shareholder (a “Default Notice”) to:
27.21.1	suspend the right of such Defaulting Shareholder to vote the Default Shares in person or by proxy at any meeting of the Company. Such a suspension shall have effect from the date on which the Default Notice is delivered by the Company to the Defaulting Shareholder until a date that is not more than 7 days after the Board has determined in its sole discretion that the Defaulting Shareholder has cured the non-compliance with the provisions of DTR5, provided however that the Company may at any time by subsequent written notice cancel or suspend the operation of a Default Notice; and/or
27.21.2	withhold, without any obligation to pay interest thereon, any dividend or other amount payable with respect to the Default Shares with such amount to be payable only after the Default Notice ceases to have effect with respect to the Default Shares; and/or
27.21.3	render ineffective any election to receive shares of the Company instead of cash in respect of any dividend or part thereof; and/or
27.21.4	prohibit the transfer of any shares of the Company held by the Defaulting Shareholder except with the consent of the Company or if the Defaulting Shareholder can provide satisfactory evidence to the Company to the effect that, after due inquiry, such Shareholder has determined that the Shares to be transferred are not Default Shares.
27.22	The Company shall use its reasonable endeavours to procure that persons discharging managerial responsibilities (as that term is defined in the Disclosure and Transparency Rules) comply with Chapter 3 of the Disclosure and Transparency Rules.

GENERAL MEETINGS
28.	Convening general meetings
28.1	The Board may convene a general meeting whenever it thinks fit and shall do so on requisition in accordance with the Statutes except that a "members' requisition" in article 89 of the Companies (Jersey) Law 1991 shall be read as a requisition of members of the Company holding at the date of the deposit of the requisition not less than one-twentieth rather than one-tenth of the total voting rights of the members who have the right to vote at the meeting requisitioned.
28.2	The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notice calling it. Not more than 13 months shall elapse between the date of one annual general meeting and the date of the next.
NOTICE OF GENERAL MEETINGS
29.	Length of notice period
29.1	Any general meeting (including an annual general meeting) shall be convened by at least 21 clear days’ notice. Subject to these Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all transmittees and to the Directors and Auditors.
29.2	Notwithstanding that a general meeting is called by shorter notice than that specified in Article 29.1, it is deemed to have been duly called if it is so agreed by all the members entitled to attend and vote thereat.
30.	Contents of notices

30.1	Every notice calling a general meeting shall specify:
30.1.1	the place, the day and the time of the meeting and the general nature of the business to be transacted;
30.1.2	(if such is the case) that the meeting is an annual general meeting and, if the notice is given more than six weeks before the annual general meeting, a statement of the right to require notice of a resolution to be moved or a matter to be included in the business of the meeting;
30.1.3	(if such is the case) that the meeting is convened to pass a special resolution;
30.1.4	with reasonable prominence that a member is entitled to appoint one or more proxies to exercise all or any of his rights to attend, speak and vote at the meeting, that a proxy need not be a member, and the address or addresses where appointments of proxy are to be deposited, delivered or received insofar as any such address is other than the postal address of the Office;
30.1.5	the address of the website on which relevant information (if any) has been published in advance of the meeting;
30.1.6	the procedures with which members must comply, and when, in order to be able to attend and vote at the meeting.
30.1.7	a statement of the right of members to ask questions.
31.	Omission or non-receipt of notice
31.1	No proceedings at any meeting shall be invalidated by any accidental omission to give notice of the meeting, or to send an instrument of proxy, to any person entitled to receive it or, in the case of notice in electronic form or made available by means of a website, to invite any such person to appoint a proxy, or by reason of any such person not receiving any such notice, instrument or invitation.
32.	Change of date, time or place of meeting
32.1	If for any reason the Board considers it impractical or undesirable to hold a meeting on the day, at the time or in the place specified in the notice calling the meeting it can change the date, time and place of the meeting (or whichever it requires), and may do so more than once in relation to the same meeting. References in these Articles to the time of the holding of the meeting shall be construed accordingly. The Board will, insofar as it is practicable, announce by advertisement in at least one newspaper with a national circulation the date, time and place of the meeting as changed, but it shall not be necessary to restate the business of the meeting in that announcement.
33.	Members' power to include other matters in business dealt with at an annual general meeting
33.1	Members representing at least five per cent. of the total voting rights of all members who have a right to vote on the resolution at the annual general meeting to which the request relates (excluding any voting rights attached to any shares in the Company held as treasury shares), or not less than 100 members who have a relevant right to vote and who hold shares in the Company on which there has been paid up an average sum, per member, of at least £100, may require the Company to circulate, to members of the Company entitled to receive notice of the next annual general meeting, notice of a resolution which may be properly moved and is intended to be moved at that meeting and if so required the Company shall, unless the resolution:
33.1.1	would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise);
33.1.2	is defamatory of any person; or
33.1.3	is frivolous or vexatious
give such notice in the same manner as set out in the provisions of sections 339(1) to 339(2) of the UK Companies Act 2006 as if it were a company incorporated in the United Kingdom to which such provisions apply.

33.2	A request by the members under Article 33.1 may be in hard copy or in electronic form and must:
33.2.1	identify the resolution of which notice is to be given;
33.2.2	be authenticated (as defined in section 1146 of the UK Companies Act 2006) by the person or persons making it; and
33.2.3	be received by the Company at least 90 days before the one year anniversary of the previous year's annual general meeting.
33.3	The business which may be dealt with at an annual general meeting includes a resolution of which notice is given in accordance with Article 33.1.
33.4	Where so requested by members representing at least five per cent. of the total voting rights of all members who have a relevant right to vote (excluding any voting rights attached to any shares in the Company held as treasury shares), or by not less than 100 members who have a relevant right to vote and who hold shares in the Company on which there has been paid up an average sum, per member, of at least £100, the Company shall circulate, to members of the Company entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to:
33.4.1	a matter referred to in a proposed resolution to be dealt with at that meeting; or
33.4.2	other business to be dealt with at that meeting.
33.5	A request by the members under Article 33.4 may be in hard copy or in electronic form and must:
33.5.1	identify the statement to be circulated;
33.5.2	be authenticated (as defined in section 1146 of the UK Companies Act 2006) by the person or persons making it; and
33.5.3	be received by the Company by the date referred to in Article 33.2.3.
33.6	Where the Company is required under Article 33.4 to circulate a statement it must send a copy of it to each member of the Company entitled to receive notice of the meeting:
33.6.1	in the same manner as the notice of the meeting; and
33.6.2	at the same time as, or as soon as reasonably practicable after, it gives notice of the meeting.
33.7	The expenses of the Company in complying with Article 33.4 need not be paid by the members who requested the circulation of the statement if:
33.7.1	the meeting to which the requests relate is the annual general meeting of the Company; and
33.7.2	requests sufficient to require the Company to circulate the statement are received before the end of the financial year preceding the meeting.

33.8	Unless Article 33.7 applies:
33.8.1	the expenses of the Company in complying with Article 33.4 must be paid by the members who requested the circulation of the statement unless the Company resolves otherwise; and
33.8.2	unless the Company has previously so resolved, it is not bound to comply with this Article unless there is deposited with or tendered to it, not later than the date referred to in Article 33.2.3, a sum reasonably sufficient to meet its expenses in doing so.
33.9	The Company may apply to the Royal Court of Jersey to seek a ruling that it is not required to circulate a members' statement under Article 33.4 on the basis that the rights under such Article are being abused.
33.10	In Article 33.4 “relevant right to vote” means:
33.10.1	in relation to a statement with respect to a matter referred to in a proposed resolution, a right to vote on that resolution at a meeting to which the requests relate; and
33.10.2	in relation to any other statement a right to vote at the meeting to which the requests relate.
34.	Information rights
34.1	A member shall have the right to nominate another person, on whose behalf he holds shares, to enjoy information rights (as such term is defined in section 146 of the UK Companies Act 2006). The nominated person shall have the same rights as those contained in the provisions of section 146 to 149 (other than section 147(4)) of the UK Companies Act 2006, and the Company shall comply with all its obligations in respect of such information rights granted to a nominated person as if it were a company incorporated in the United Kingdom to which such provisions of the UK Companies Act 2006 apply provided that:
34.1.1	references to accounts, reports or other documents shall be construed as references to the corresponding documents (if any) under the Companies (Jersey) Law 1991;
34.1.2	references to section 1145 of the UK Companies Act 2006 shall not include sections 1145(4) and 1145(5); and
34.1.3	section 147(4) shall be replaced by the provisions of Article 136.20 with the reference to “member” being replaced by “nominated person”.
34.2	This Article 34.2 applies to accounts for financial years beginning on or after 6 April 2008 and to auditors appointed for financial years beginning on or after 6 April 2008. Where so requested in the manner set out in section 527(4) of the UK Companies Act 2006 by members representing at least five per cent. of the total voting rights (excluding treasury shares) of all the members who have a right to vote at the general meeting at which the Company's annual accounts are laid, or by at least 100 members who have such right to vote and hold shares in the Company on which there has been paid up an average sum, per member, of at least £100, the Company shall without prejudice to its obligations under the Companies (Jersey) Law 1991 publish on its website a statement setting out any matter relating to the audit of the Company's accounts or any circumstances connected with an auditor of the Company ceasing to hold office, and the Company shall comply with all the obligations relating to the publication of such statement contained in the provisions of sections 527 to 529 (other than sections 527(5) and 527(6)) of the UK Companies Act 2006 as if it were a company incorporated in the United Kingdom, provided always that the Company shall not be required to comply with the obligation set out in section 527(1) of the UK Companies Act 2006 where the Board believes in good faith that the rights conferred by this Article 34.2 are being abused.

PROCEEDINGS AT GENERAL MEETINGS
35.	Quorum
35.1	No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting. Except as otherwise provided by these Articles, two members entitled to vote at the meeting present in person or by proxy together holding or representing by proxy not less than five per cent. of the issued shares shall be a quorum for all purposes.
36.	Procedure if quorum not present
36.1	If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall (if requisitioned in accordance with the Statutes or these Articles) be dissolved or (in any other case) stand adjourned to such other day (not being less than ten clear days nor more than 28 days later) and at such time and place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) and entitled to vote shall be a quorum.
36.2	The Company shall give not less than seven clear days’ notice of any meeting adjourned through want of a quorum and the notice shall specify that one member present in person or by proxy (whatever the number of shares held by him) and entitled to vote shall be a quorum.
37.	Chairman of general meeting
37.1	The chairman (if any) of the Board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no such chairman or deputy chairman, or if at any meeting neither the chairman nor a deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman, if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote shall elect one of their number to be chairman.
37.2	The chairman of the meeting may invite any person to attend and speak at any general meeting of the Company whom he considers to be equipped by knowledge or experience of the Company’s business to assist in the deliberations of the meeting.
37.3	The decision of the chairman of the meeting as to points of order, matters of procedure or arising incidentally out of the business of a general meeting shall be conclusive, as shall be his decision, acting in good faith, on whether a point or matter is of this nature.
38.	Attendance and speaking at general meetings
38.1	A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.
38.2	A person is able to exercise the right to vote at a general meeting when:
38.2.1	that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and
38.2.2	that person’s vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.
38.3	The Directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

38.4	Each Director shall be entitled to attend and to speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares or debentures in the Company.
39.	Meeting at more than one place and/or in a series of rooms
39.1	A general meeting or adjourned meeting may be held at more than one place. The notice of meeting will specify the place at which the chairman will be present (the “Principal Place”) and a letter accompanying the notice will specify any other place(s) at which the meeting will be held simultaneously (but any failure to do this will not invalidate the notice of meeting).
39.2	A general meeting or adjourned meeting will be held in one room or a series of rooms at the place specified in the notice of meeting or any other place at which the meeting is to be held simultaneously.
39.3	If the meeting is held in more than one place and/or in a series of rooms, it will not be validly held unless all persons entitled to attend and speak at the meeting are able:
39.3.1	if excluded from the Principal Place or the room in which the chairman is present, to attend at one of the other places or rooms; and
39.3.2	to communicate with one another audio-visually throughout the meeting.
39.4	The Board may make such arrangements as it thinks fit for simultaneous attendance and participation at the meeting and may vary any such arrangements or make new arrangements. Arrangements may be notified in advance or at the meeting by whatever means the Board thinks appropriate to the circumstances. Each person entitled to attend the meeting will be bound by the arrangements made by the Board.
39.5	Where a meeting is held in more than one place and/or a series of rooms, then for the purpose of these Articles the meeting shall consist of all those persons entitled to attend and participate in the meeting who attend at any of the places or rooms.
40.	Security arrangements
40.1	The Board may direct that persons entitled to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and the Board may in its absolute discretion refuse entry to such general meeting to any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions. If any person has gained entry to a general meeting and refuses to comply with any such security arrangements or restrictions or disrupts the proper and orderly conduct of the general meeting, the chairman of the meeting may at any time without the consent of the general meeting require such person to leave or be removed from the meeting.
41.	Adjournments
41.1	The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either indefinitely or to such time and place as he may decide if it appears to him that:
41.1.1	the persons entitled to attend cannot be conveniently accommodated in the place appointed for the meeting;
41.1.2	the conduct of persons present prevents, or is likely to prevent, the orderly continuation of business; or
41.1.3	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

41.2	In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either indefinitely or to such time and place as he may decide. When a meeting is adjourned indefinitely the time and place for the adjourned meeting shall be fixed by the Board.
41.3	No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.
42.	Notice of adjourned meeting
42.1	If a meeting is adjourned indefinitely or for 30 days or more or for lack of a quorum, at least seven clear days’ notice specifying the place, the day and the time of the adjourned meeting shall be given, but it shall not be necessary to specify in the notice the nature of the business to be transacted at the adjourned meeting. Otherwise, it shall not be necessary to give notice of an adjourned meeting.
VOTES OF MEMBERS
43.	Method of voting
43.1	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll a poll is duly demanded. Subject to the Statutes, a poll may be demanded by:
43.1.1	the chairman of the meeting;
43.1.2	at least five members or proxies entitled to vote on the resolution;
43.1.3	any member or proxy alone or together with one or more others representing in aggregate at least one-tenth of the total voting rights of all the members having the right to attend and vote on the resolution (excluding any voting rights attached to any shares held as treasury shares); or
43.1.4	any member or proxy alone or together with one or more others holding or having been appointed in respect of shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any voting rights attached to any shares held as treasury shares).
43.2	Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.
44.	Votes of members
44.1	Subject to the Statutes, to any rights or restrictions attached to any shares and to any other provisions of these Articles, on a show of hands every member who is present in person shall have one vote and on a poll every member shall have one vote for every share of which he is the holder. If the notice of the meeting has specified a time (which is not more than 48 hours, ignoring any part of a day that is not a working day, before the time fixed for the meeting) by which a person must be entered on the Register in order to have the right to attend and vote at the meeting, no person registered after that time shall be eligible to attend and vote at the meeting by right of that registration, even if present at the meeting. References in these Articles to members present in person shall be construed accordingly.

45.	Votes of joint holders
45.1	In the case of joint holders of a share who are entitled to vote the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register.
46.	Votes of member suffering incapacity
46.1	A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy. The vote of such member shall not be valid unless evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote is deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of appointments of proxy in hard copy form, not later than the last time at which an appointment of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.
47.	Votes on a poll
47.1	On a poll, a member entitled to more than one vote on a poll need not, if he votes, use all his votes or cast all the votes he uses in the same way.
48.	Right to withdraw demand for a poll
48.1	The demand for a poll may, before the earlier of the close of the meeting and the taking of the poll, be withdrawn but only with the consent of the chairman of the meeting and, if a demand is withdrawn, any other persons entitled to demand a poll may do so. If a demand is withdrawn, it shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the chairman of the meeting may give whatever directions he considers necessary to ensure that the business of the meeting proceeds as it would have if the demand had not been made.
49.	Procedure if poll demanded
49.1	If a poll is duly demanded, it shall be taken in such manner as the chairman of the meeting directs and he may appoint scrutineers (who need not be persons entitled to vote) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
50.	When poll to be taken
50.1	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not more than 30 days after the poll is demanded) and at such time and place and in such manner or by such means as the chairman of the meeting directs. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days’ notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
51.	Continuance of other business after poll demanded
51.1	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded.

52.	Proposal or amendment of resolution
52.1	A resolution proposed by the chairman of the meeting does not need to be seconded. In the case of a resolution duly proposed as a special resolution, no amendment to that resolution (other than an amendment to correct an obvious error) may be considered or voted upon. In the case of a resolution duly proposed as an ordinary resolution, no amendment to that resolution (other than an amendment to correct an obvious error) may be considered or voted upon unless at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice of the terms of the amendment and of the intention to move the amendment has been lodged in writing in hard copy form at the Office or received in electronic form at the electronic address at which the Company has or is deemed to have agreed to receive it, or the chairman of the meeting in his absolute discretion decides in good faith that it may be considered and voted upon.
53.	Amendment of resolution ruled out of order
53.1	If an amendment is proposed to any resolution under consideration which the chairman of the meeting rules out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.
54.	Objections or errors in voting
54.1	If:
54.1.1	any objection shall be raised to the qualification of any voter;
54.1.2	any votes have been counted which ought not to have been counted or which might have been rejected; or
54.1.3	any votes are not counted which ought to have been counted
the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs.  Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman of the meeting decides that the same may have affected the decision of the meeting.  The decision of the chairman of the meeting on such matters shall be conclusive.
PROXIES
55.	Execution of an appointment of proxy
55.1	If the appointment of a proxy is:
55.1.1	in hard copy form, it shall be executed under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it;
55.1.2	in electronic form, it shall be executed by or on behalf of the appointor.
55.2	Subject as provided in this Article, in the case of an appointment of proxy purporting to be executed on behalf of a corporation by an officer of that corporation it shall be assumed, unless the contrary is shown, that such officer was duly authorised to do so on behalf of that corporation without further evidence of that authorisation.
55.3	The Board may (but need not) allow proxy appointments to be made in electronic form, and if it does it may make such appointments subject to such stipulations, conditions or restrictions, and require such evidence of valid execution, as the Board thinks fit.

55.4	A proxy need not be a member of the Company.
56.	Times for deposit of an appointment of proxy
56.1	The appointment of a proxy shall:
56.1.1	if in hard copy form, be deposited at the Office or at any office of the Company's registrar or transfer agent as is specified for the purpose in the notice convening the meeting or in the instrument not less than 48 hours, ignoring any part of a day that is not a working day, before the time of the holding of the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or by such later time as is specified in the notice or instrument; or
56.1.2	if in electronic form, where an address has been specified for the purpose of receiving documents or information by electronic means:
(a)	in the notice convening the meeting, or
(b)	in any instrument of proxy sent out by the Company in relation to the meeting, or
(c)	in any invitation to appoint a proxy by electronic means issued by the Company in relation to the meeting, be received at such address not less than 48 hours, ignoring any part of a day that is not a working day, before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or by such later time as is specified in the notice, instrument or invitation;
56.1.3	in the case of a poll taken more than 48 hours after it is demanded, be deposited or received in that manner after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll, or by such later time as may be specified for the purpose; or
56.1.4	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to any Director, provided in each case that the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, has been received in hard copy form (or, to the extent the Directors think fit, in electronic form) at the Office, or at such other address or place as is specified for the purpose in the notice convening the meeting or in the instrument, no later than the latest time for receipt of the appointment of proxy. An appointment of proxy that is not deposited, delivered or received in a manner so permitted shall be invalid unless the chairman of the meeting in his absolute discretion decides in good faith that it may be accepted.
56.2	Except as provided otherwise in any terms and conditions issued, endorsed or adopted by the Board to facilitate the appointment by members of more than one proxy to exercise all or any of the member’s rights at a meeting, when two or more valid but differing appointments of proxy are deposited, delivered or received in respect of the same share for use at the same meeting, the one which is last deposited, delivered or received (regardless of its date or of the date of execution) shall be treated as replacing the others as regards that share; if the Company is unable to determine which was last deposited, delivered or received, none of them shall be treated as valid in respect of that share. The deposit, delivery or receipt of an appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

57.	Form of appointment of proxy
57.1	The appointment of a proxy shall be in any usual form or any other form that the Board may approve and may relate to more than one meeting. The Board may, if it thinks fit but subject to the Statutes, include with the notice of any meeting forms of appointment of proxy for use at the meeting.
57.2	Appointments of proxies may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions, but the Company shall not be obliged to ascertain that any proxy has complied with those or any other instructions given by the appointor and no decision on any resolution shall be vitiated by reason only that any proxy has not done so.
57.3	A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. The appointment of a proxy shall be deemed to include all the relevant member’s rights to attend and speak at the meeting and vote in respect of the share or shares concerned (but so that each proxy appointed by that member may vote on a show of hands notwithstanding that the member would only have had one vote if voting in person, and may demand or join in demanding a poll as if the proxy held the share or shares concerned) and, except to the extent that the appointment comprises instructions to vote in a particular way, to permit the proxy to vote or abstain as the proxy thinks fit on any business properly dealt with at the meeting, including a vote on any amendment of a resolution put to the meeting or on any motion to adjourn.
57.4	On a vote on a resolution on a show of hands at a meeting, every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote, except that if the proxy has been duly appointed by more than one member entitled to vote on the resolution and:
57.4.1	has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it, or
57.4.2	has been instructed to vote the same way (either for or against) on the resolution by all of those members except those who have given the proxy discretion as to how to vote on the resolution the proxy is entitled to one vote for and one vote against the resolution.
57.5	The appointment shall, unless the contrary is stated in it, be as valid for any adjournment of the meeting as for the meeting to which it relates (regardless of any change of date, time or place effected in accordance with these Articles).
58.	Validity of proxy
58.1	Subject to the Statutes, a vote given or poll demanded by proxy shall be valid, notwithstanding the previous determination of the proxy’s authority unless notice of such determination was received by the Company at the Office (or at such other place at which the appointment of proxy was duly deposited or, where the appointment of the proxy was in electronic form, at the address at which such appointment was duly received) not later than the last time at which an appointment of proxy should have been deposited, delivered or received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded.
59.	Maximum validity of proxy
59.1	A valid appointment of proxy shall cease to be valid after the expiration of 12 months from the date of its execution except that it will remain valid after that for the purposes of a poll or an adjourned meeting if the meeting at which the poll was demanded or the adjournment moved was held within the 12-month period.

DIRECTORS
60.	Number of Directors
60.1	Unless otherwise determined by ordinary resolution of the Company, the number of Directors shall not be less than two but shall not be subject to any maximum number.
61.	No shareholding qualification for Directors
61.1	No shareholding qualification for Directors shall be required.
REMUNERATION OF DIRECTORS
62.	Ordinary remuneration
62.1	Each of the Directors (other than any Director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid a fee for his services at such rate as may from time to time be determined by the Board or by a committee authorised by the Board. Such fee shall be deemed to accrue from day to day.
63.	Expenses
63.1	The Directors may be paid all travelling, hotel and other expenses properly incurred by them in the conduct of the Company’s business performing their duties as Directors including all such expenses incurred in connection with attending and returning from meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the business of the Company.
64.	Extra remuneration
64.1	Any Director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of the Company or goes or resides abroad for any purposes of the Company shall receive such remuneration or extra remuneration by way of salary, commission, participation in profits or otherwise as the Board or any committee authorised by the Board may determine in addition to or in lieu of any remuneration paid to, or provided for, such Director by or pursuant to any other of these Articles.
EXECUTIVE DIRECTORS
65.	Executive Directors
65.1	The Board or any committee authorised by the Board may from time to time appoint one or more of its body to hold any employment or executive office with the Company for such period and on such other terms as the Board or any committee authorised by the Board may decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the Director may have against the Company or that the Company may have against the Director for any breach of any contract of service between him and the Company. A Director so appointed may be paid such remuneration (whether by way of salary, commission, participation in profits or otherwise) in such manner as the Board or any committee authorised by the Board may decide.
65.2	The Board may from time to time appoint any person to any office or employment having a descriptive designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment with the Company shall not imply that the holder of the office is a director of the Company nor shall such holder thereby be empowered in any respect to act as a director of the Company or be deemed to be a Director for any of the purposes of the Statutes or these Articles.
POWERS AND DUTIES OF DIRECTORS
66.	General powers of the Company vested in the Board
66.1	The business of the Company shall be managed by the Board, which, subject to these Articles and any direction given by the Company by special resolution, may exercise all the powers of the Company. No alteration of these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given.
66.2	The powers given by this Article shall not be limited by any special power given to the Board by any other Article.

DELEGATION OF DIRECTORS’ POWERS
67.	Agents
67.1	The Board may, by power of attorney or otherwise, appoint any person to be the agent of the Company on such terms (including terms as to remuneration) and subject to such conditions as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The Board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.
67.2	The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by committee authorised by the Board.
68.	Delegation to individual Directors
68.1	The Board may entrust to and confer upon a Director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms (subject to the Statutes) and subject to such conditions and with such restrictions as it may decide. The Board may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.
68.2	The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.
69.	Delegation to committees
69.1	The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons as it thinks fit (whether a member or members of its body or not) provided that the majority of the members of the committee are Directors. Subject to any restriction on sub-delegation imposed by the Board, any committee so formed may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the committee). Subject to any regulations imposed on it by the Board, the proceedings of any committee consisting of two or more members shall be governed by the provisions in these Articles for regulating proceedings of the Board so far as applicable except that no meeting of that committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of the committee present at the meeting are Directors. A member of a committee shall be paid such remuneration (if any) in such manner as the Board may decide, and, in the case of a Director, either in addition to or in place of his ordinary remuneration as a Director.
69.2	The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain of these Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

SPECIFIC POWERS
70.	Provision for employees
70.1	The Board may make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.
71.	Borrowing Powers
71.1	The Board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.
71.2	The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of such rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Group (exclusive of borrowings owing by one member of the Group to another member of the Group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves.
71.3	For the purposes of this Article:
71.3.1	“the Adjusted Capital and Reserves” means the aggregate of:
(a)	the amount paid up on the share capital of the Company;
(b)	the amounts standing to the credit of the capital and revenue reserves of the Company and its subsidiary undertakings (including any capital redemption reserve, redenomination reserve, reserves arising on a revaluation of fixed assets or on consolidation and any credit balance on profit and loss account); and
(c)	the amounts, so far as attributable to the Company or a subsidiary undertaking, standing to the credit of investment grants equalisation account, deferred regional development grants equalisation account or any other equalisation account of a similar nature;
as shown by the then latest audited balance sheet but after:
(d)	excluding (so far as not already excluded) any sums set aside for taxation;
(e)	making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or reserves since the date of the relevant audited balance sheet and any variation in the amounts attributable to the interest of the Company in the share capital of any subsidiary undertaking and so that for this purpose if any issue or proposed issue of shares by a member of the Group for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional); and

(f)	making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by any member of the Group (otherwise than to a member of the Group) out of profits earned up to and including the date of the audited balance sheet of the Group to the extent that such distribution is not provided for in such balance sheet;
(g)	deducting the amount of any debit balance on profit and loss account existing at the date of the relevant audited balance sheet to the extent that a deduction has not already been made on that account;
(h)	deducting any amounts shown as attributable to minority interests;
(i)	adding back, if it is a liability, or deducting, if it is an asset, the amount (net of any related deferred tax asset or liability, as the case may be) that relates to any defined benefit pension scheme;
(j)	adding back sums equivalent to the amount of goodwill arising on acquisitions of companies and businesses remaining part of the Group at the date of calculation and which, at that date, had been written off against share capital and reserves in accordance with United Kingdom accounting practice; and
(k)	making such other (if any) adjustments as the Auditors after consultation with the Board may consider appropriate.
71.3.2	“borrowings” include not only items referred to as borrowings in the audited balance sheet but also the following, except in so far as otherwise taken into account:
(a)	the principal amount of any debentures or borrowed monies of any person, the beneficial interest in which is not for the time being owned by a member of the Group, and the payment or repayment of which is the subject of a guarantee or indemnity by a member of the Group or is secured on the assets of any member of the Group;
(b)	the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group, not being acceptances of trade bills for the purchase of goods or services in the ordinary course of business;
(c)	the principal amount of any debenture (whether secured or unsecured) of a member of the Group, which debenture is owned otherwise than by another member of the Group Provided that where the amount raised by the Company or any of its subsidiary undertakings by the issue of any debentures, debenture stocks, loan stocks, bonds, notes or other indebtedness is less than the nominal or principal amount thereof (including for these purposes any fixed or minimum premium payable on final redemption or repayment but disregarding the expenses of any such issue) the amount to be treated as monies borrowed for the purpose of this Article shall, so long as the nominal or principal amount of such monies borrowed is not presently due and payable, be the nominal or principal amount thereof (together with any fixed or minimum premium payable on final redemption or repayment) but after deducting therefrom the unexpired portion of any discount applied to such amount in the audited balance sheet of the Group. Any references in this Article to debentures or monies borrowed or the nominal or principal amount thereof shall, accordingly, be read subject to this sub-paragraph;
(d)	the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a member of the Group;
(e)	any fixed or minimum premium payable on the repayment of any borrowing or deemed borrowing; and
(f)	the capital value of any financial lease required to be capitalised and treated as a liability in the audited balance sheet by any applicable accounting standard from time to time in force, but do not include:
(g)	monies borrowed by a member of the Group for the purpose of repaying the whole or any part of any borrowings of such member of the Group or any other member of the Group for the time being outstanding and so to be applied within six months of being so borrowed, pending their application for such purpose within such period;
(h)	monies borrowed by a member of the Group for the purpose of financing any contract in respect of which any part of the price receivable by that member or any other member of the Group is guaranteed or insured by the Export Credits Guarantee Department, or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;
(i)	for a period of 12 months from the date upon which a company becomes a member of the Group, an amount equal to the monies borrowed by such company outstanding at the date when it becomes such a member provided always that monies borrowed by the Group (including monies otherwise excluded by the application of this sub-paragraph) must not exceed an amount equal to three times the Adjusted Capital and Reserves;
(j)	an amount equal to the minority proportion of monies borrowed by a partly owned subsidiary of the Group (after excluding any monies borrowed owing between members of the Group) except to the extent that such monies borrowed are guaranteed by the Company or any wholly owned subsidiary undertaking of the Company. For these purposes the minority proportion shall be the proportion of the issued equity share capital of such partly owned subsidiary which is not for the time being beneficially owned within the Group. Monies borrowed by a member of the Group from a partly owned subsidiary of the Group which would fall to be excluded as being monies borrowed owing between members of the Group shall nevertheless be included to the extent of an amount equal to such minority proportion of such monies borrowed; and
(k)	sums advanced or paid to any member of the Group (or its agents or nominee) by customers of any member of the Group as unexpended customer receipts or progress payments pursuant to any contract between such customer and a member of the Group in relation thereto;
provided that, in calculating borrowings under this Article there shall be credited (subject, in the case of any item held or deposited by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of the issued equity share capital of the partly owned subsidiary undertaking which is not attributable to the Company or any subsidiary undertaking of the Company) against the amount of any monies borrowed the aggregate of:

(i)	cash in hand of the Group; and
(ii)	cash deposits and the balance on each current account of the Group with banks in the United Kingdom and/or elsewhere if the remittance of the cash to the United Kingdom is not prohibited by any law, regulation, treaty or official directive; and
(iii)	the amount of all assets (“short term assets”) as might be included in “Investments - short term loans and deposits” in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles with which the then latest audited balance sheet was produced; and
(iv)	the amount of any cash or short term assets securing the repayment by the Group of any amount borrowed by the Group deposited or otherwise placed with the trustee, agent, lender or similar entity in respect of the relevant borrowing; and
71.3.3	where the aggregate principal amount of borrowings required to be taken into account for the purposes of this Article on any particular date is being ascertained:
(a)	monies borrowed by the Company or any subsidiary undertaking expressed in or calculated by reference to a currency other than sterling shall be converted into sterling by reference to the rate of exchange used for the conversion of such currency in preparation of the audited balance sheet which forms the basis of the calculation of the Adjusted Capital and Reserves or, if such calculation did not involve the relevant currency, by reference to the rate of exchange or approximate rate of exchange ruling as at the date of the aforesaid audited balance sheet as the Auditors may consider appropriate for this purpose; and
(b)	if under the terms of any borrowing or as the result of any exchange cover scheme, forward currency contract, option or other arrangement, the amount of money that would be required to discharge the principal amount of such borrowing in full if it fell to be repaid (at the option of the Company or by reason of default) on such date is less than the amount that would otherwise be taken into account in respect of such borrowing for the purpose of this Article, the amount of such borrowing to be taken into account for the purpose of this Article shall be such lesser amount;
71.3.4	“audited balance sheet” means the audited balance sheet of the Company prepared for the purposes of the Statutes or, if an audited consolidated balance sheet of the Company and its subsidiary undertakings (with such exceptions as may be permitted in the case of a consolidated balance sheet prepared for the purposes of the Statutes) has been prepared for those purposes for the same financial year, means that audited consolidated balance sheet in which event all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively and there shall be excluded any amounts attributable to outside interests in subsidiary undertakings;
71.3.5	the Company may from time to time change the accounting convention on which the audited balance sheet is based, provided that any new convention adopted complies with the requirements of the Statutes; if the Company should prepare its main audited balance sheet on the basis of one such convention, but a supplementary audited balance sheet or statement on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet for the purposes of this Article;
71.3.6	no amount shall be taken into account more than once in the same calculation; and
71.3.7	“the Group” means the Company and its subsidiary undertakings (if any) other than those subsidiary undertakings authorised or required to be excluded from consolidation in the Company’s group accounts pursuant to the Statutes.

71.4	The report of a suitably qualified accountant, such suitability to be determined by the Board, as to the amount of the Adjusted Capital and Reserves or borrowings or that the limit imposed by this Article has not been or will not in any particular circumstances be exceeded shall be conclusive and binding on all concerned. Nevertheless the Board may act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit contained in this Article is inadvertently exceeded an amount of borrowings equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a report of a suitably qualified accountant, such suitability to be determined by the Board, or otherwise the Board became aware that such a situation has or may have arisen.
71.5	Notwithstanding the foregoing, no lender or other person dealing with the Company shall be concerned to see or inquire whether the limit imposed by this Article is observed and no borrowing incurred or security given in excess of such limit shall be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security at the time when the borrowing was incurred or the security given that the limit imposed by this Article had been or was thereby exceeded.
71.6	The Company shall keep or cause to be with the Register (or on any overseas branch register) a register of debt securities issued by it, showing with respect to each class or series of such securities:
71.6.1	the names, alphabetically arranged, and the latest known address of each person who is or has been a debt security holder;
71.6.2	the number of debt securities held by each debt security holder; and
71.6.3	the date and particulars of the issue and transfer of each debt security.
APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS
72.	Retirement at annual general meetings
72.1	At each annual general meeting of the Company all the Directors shall retire.
73.	Position of Retiring Director
73.1	Subject to these Articles, the Company at the meeting at which a Director retires may fill the vacated office and, in default, the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost. If he is not reappointed or deemed to be reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.
74.	Eligibility for appointment as a Director
74.1	No person other than a Director retiring shall be appointed or reappointed a Director at any general meeting unless:
74.1.1	he is recommended by the Board; or
74.1.2	not less than seven nor more than 42 clear days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been delivered to the Office (or received in electronic form at the electronic address at which the Company has or is deemed to have agreed to receive it) of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company’s register of Directors together with notice executed by that person of his willingness to be appointed or reappointed.

75.	Power of the Company to appoint Directors
75.1	Subject to these Articles, the Company may by ordinary resolution appoint any person who is willing to act to be a Director, either to fill a vacancy on or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.
76.	Power of the Board to appoint Directors
76.1	Without prejudice to the power of the Company in general meeting under these Articles to appoint any person to be a Director, the Board may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles . Any Director so appointed shall hold office only until the conclusion of the next following annual general meeting and, if not reappointed at that meeting, shall vacate office at the conclusion of the meeting.
77.	Company’s power to remove a Director and appoint another in his place
77.1	The Company may by ordinary resolution remove any Director before the expiration of his period of office and may, subject to these Articles, by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or reappointed a Director.
78.	Vacation of office by Directors
78.1	Without prejudice to the provisions for retirement or otherwise contained in these Articles, the office of a Director shall be vacated as soon as:
78.1.1	notification is received by the Company from the Director that he is resigning from office as Director, and such resignation has taken effect in accordance with its terms;
78.1.2	a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally in satisfaction of his debts;
78.1.3	a registered medical practitioner who is treating him gives a written opinion to the Company stating that the Director has become physically or mentally incapable of acting as a director and may remain so for more than three months or, by reason of his mental health, a court makes an order which wholly or partly prevents him from personally exercising any powers or rights that he would otherwise have;
78.1.4	without the permission of the Board, he is absent from meetings of the Board for six consecutive months and the Board resolves that his office is vacated;
78.1.5	he ceases to be a Director by virtue of the Statutes or is prohibited by law from being a Director or is removed from office under these Articles;
78.1.6	notice in writing that he is to vacate office executed by or on behalf of all the Directors other than him is delivered to the Office or tendered at a meeting of the Board, provided those Directors are not less than three in number. Separate notices in substantially the same form each executed by or on behalf of one or more of those Directors shall together be as effective as a single notice signed by all of them; or
78.1.7	his contract of service or letter of appointment as a Director expires or is terminated without being renewed within 14 days.
78.2	The provisions contained in sections 215 to 221 of the UK Companies Act 2006 in relation to payments made to directors (or a person connected to such directors) for loss of office (and the circumstances in which such payments would require the approval of members) shall apply to the Company, and the Company shall comply with such provisions as if it were a company incorporated in the United Kingdom, notwithstanding section 217(4)(a) and section 219(6)(a) of such provisions.

DIRECTORS’ INTERESTS
79.	Transactions, offices, employment and interests
79.1	Subject to the Statutes, a Director notwithstanding his office:
79.1.1	may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company (otherwise than as Auditor) and in either such case on such terms as to remuneration (whether by way of salary, commission, participation in profits or otherwise) and otherwise as the Board may determine, and any such remuneration shall be either in addition to or in lieu of any remuneration provided for, by or pursuant to any other Article;
79.1.2	may be a party to, or otherwise interested in, any contract with the Company or in which the Company is otherwise interested;
79.1.3	may be a director or other officer of, or employed by, or a party to any contract with, or otherwise interested in, any undertaking in the same group as the Company or promoted by the Company or by any such undertaking, or in which the Company or any such undertaking is otherwise interested or as regards which the Company or any such undertaking has any powers of appointment;
79.1.4	shall not, by reason of his office, be accountable to the Company for any remuneration or benefit which he derives from any such office or employment or from any such contract or from any interest in such undertaking and no such office, employment or contract shall be liable to be avoided on the ground of any such interest or benefit;
79.1.5	shall not be in breach of his duties as a director by reason only of his excluding himself from the receipt of information, or from participation in decision-making or discussion (whether at meetings of the directors or otherwise), that will or may relate to any such office, employment, contract or interest; and
79.1.6	shall not be required to disclose to the Company, or use in relation to the Company’s affairs, any confidential information obtained by him in connection with any such office, employment, contract or interest if his doing so would result in a breach of a duty or an obligation of confidence owed by him in that connection provided that he has disclosed to the Board the nature and extent of any material interest of his, but no such disclosure shall be necessary of any office or employment with any subsidiary undertaking of the Company or any interest in a transaction or arrangement that would not be required to be declared by the Director under the Statutes, and a general notice given to the Board that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction or arrangement of the nature and extent so specified, and for the purposes of this Article an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

79.2	The Board may cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of either of such powers in favour of a resolution appointing the Directors, or any of them, to be directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.
79.3	Except as otherwise provided by these Articles, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of, or otherwise in or through, the Company) or duty which (together with any interest of a person connected with him) is material and, if he shall do so, his vote shall not be counted. A Director shall be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters:
79.3.1	the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;
79.3.2	the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;
79.3.3	his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of the Company or any of its subsidiary undertakings as a holder of securities, or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiary undertakings for subscription, purchase or exchange;
79.3.4	any contract concerning any company (not being a company in which the Director owns one per cent. or more (as defined in this Article)) in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;
79.3.5	any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner as the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the arrangement relates;
79.3.6	any contract concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors; or
79.3.7	any indemnity permitted by these Articles (whether in favour of the Director or others as well) against any costs, charges, expenses, losses and liabilities sustained or incurred by him as a director of the Company or of any of its subsidiary undertakings, or any proposal to provide funds to meet any expenditure incurred by him in defending himself in any criminal or civil proceeding in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any of its subsidiary undertakings, or any investigation, or action taken, by a regulatory authority in that connection, or for the purposes of any application for relief under the Companies (Jersey) Law 1991.
79.4	A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote on and be counted in the quorum in relation to each resolution which does not concern either: (a) his own appointment or the settlement or variation of the terms or the termination of his own appointment; or (b) the appointment of another Director to an office or place of profit with a company in which the Company is interested and in which the Director seeking to vote or be counted in the quorum is interested by virtue of owning of one per cent. or more (as defined in this Article).

79.5	A company shall be deemed to be a company in which a Director owns one per cent. or more if and so long as he is directly or indirectly the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For this purpose, there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director’s interest is in reversion or remainder (if and so long as some other person is entitled to receive the income from such trust) and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.
79.6	Where a company in which a Director owns one per cent. or more is materially interested in a contract, he shall also be deemed to be materially interested in that contract.
79.7	For the purposes of this Article, an interest of a person who is for the purposes of the UK Companies Act 2006 connected with a Director shall be treated as an interest of the Director.
79.8	References in this Article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.
79.9	If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to the Director) has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Board.
79.10	Subject to the Statutes, the Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any contract not properly authorised by reason of a contravention of this Article.
DIRECTORS’ GRATUITIES AND PENSIONS
80.	Directors’ gratuities and pensions
80.1	The Board or any committee authorised by the Board may exercise all the powers of the Company to provide benefits, whether by the payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any Director or former Director who holds or who has held but no longer holds any executive office, other office, place of profit or employment with the Company or with any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office, place of profit or employment) establish, maintain, support, subscribe to and contribute to any scheme, trust or fund for the benefit of all or any such persons and pay premiums for the purchase or provision of any such benefits. The Board or any committee authorised by the Board may procure any of these matters to be done by the Company either alone or in conjunction with any other person.

80.2	No Director or former Director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director.
PROCEEDINGS OF THE BOARD
81.	Board meetings
81.1	The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A Director may, and the Secretary on the requisition of a Director shall, convene a meeting of the Board. Board meetings must be held in Jersey or such other place as the Directors may determine provided that holding the Board meeting in such place shall not adversely affect the tax residency of the Company being in Jersey.
82.	Notice of Board meetings
82.1	Notice of a Board meeting shall be given to each Director at least 48 hours before the time fixed for the meeting or such lesser period as may be reasonable under the circumstances and be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing or in electronic form to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from his normal address may request the Board that notices of Board meetings shall during his absence be sent to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from his normal address.
82.2	Notice of a Board meeting need not be given to Directors who waive their entitlement to notice of that meeting by giving notice to that effect to the Company not more than seven days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.
83.	Voting
83.1	Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.
84.	Quorum
84.1	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be a simple majority of the Directors provided always that Board meetings must be held in Jersey (or such other place as the Directors may determine provided that holding the Board meeting in such place shall not adversely affect the tax residency of the Company being in Jersey).
84.2	Subject to these Articles, any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.
85.	Board vacancies below minimum number
85.1	The continuing Directors or a sole continuing Director may act notwithstanding any vacancies on the Board, but, if the number of Directors is less than the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act only for the purpose of filling vacancies on the Board or of convening a general meeting of the Company. If there are no Directors or Director able or willing to act, any two members may call a general meeting of the Company for the purpose of appointing Directors.

86.	Appointment of chairman
86.1	The Board may appoint a Director to be the chairman of the Board and may at any time remove him from that office. Unless he is unwilling to do so, the Director so appointed shall preside at every meeting of the Board at which he is present. But if there is no Director holding that office, or if the Director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.
87.	Competence of the Board
87.1	A meeting of the Board at which a quorum is present shall be competent to exercise all powers, authorities and discretions for the time being vested in or exercisable by the Board.
88.	Participation in meetings by telephone
88.1	All or any of the members of the Board or of any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment that allows all persons participating in the meeting to hear and speak to each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is and shall be deemed to be a meeting even if there is only one person physically present where it is deemed to take place.
89.	Written resolutions
89.1	A resolution in writing signed by:
89.1.1	all the Directors then in office; or
89.1.2	by all the members of a committee of the Board
(but excluding any Director whose vote is not to be counted in respect of that particular matter) shall be as valid and effectual as if it had been passed at a meeting of the Board or that committee duly convened and held and may be contained in one document (or in several documents in all substantial respects in like form) each signed by one or more of the Directors or members of that committee.   Any such document may be constituted by letter or (provided it is in writing) in electronic form or otherwise as the Board may from time to time approve.
90.	Company books
90.1	The Board shall cause minutes to be made in books kept for the purpose of recording:
90.1.1	all appointments of officers made by the Board;
90.1.2	all proceedings at meetings of the Company, of the holders of any class of shares in the Company and of the Board and of committees of the Board, including the names of the Directors or members of a committee of the Board present at each such meeting.
90.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the appointments were made or proceedings held or by the chairman of the next succeeding meeting, shall be sufficient evidence of the facts stated in them without any further proof.

91.	Validity of acts of the Board or a committee
91.1	All acts done by the Board or by a committee of the Board, or by a person acting as a Director or member of a committee of the Board shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, member of a committee of the Board, or person acting as a Director, or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if each such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.
92.	Liability of Directors for breach of Article 4.4
92.1	Directors who vote for or consent to a resolution authorising the issue of a share under Article 4.4 for a consideration other than money are jointly and severally liable to the Company to make good any amount by which the consideration received is less than the fair equivalent of the money that the Company would have received if the share had been issued for money on the date of the resolution.
COMPANY SECRETARY
93.	Appointment and removal of Company Secretary
93.1	Subject to the Statutes, the Secretary shall be appointed by the Board at such remuneration and upon such terms as it thinks fit. If thought fit, two or more persons may be appointed as joint Secretaries with the power to act jointly and severally. Any Secretary so appointed may be removed by the Board.
93.2	The Board may from time to time appoint an assistant or deputy secretary who, during such time as there may be no Secretary or no Secretary capable of acting, may act as Secretary and do any act authorised or required by these Articles or by law to be done by the Secretary. The signature of any document as Secretary by such assistant or deputy secretary shall be conclusive evidence (without invalidating that signature for any purpose) that at the time of signature there was no Secretary or no Secretary capable of acting.
THE SEAL
94.	Use of seal
94.1	The Seal shall only be used by the authority of the Board or of a committee authorised by the Board in that behalf and, unless otherwise decided by the Board or any such committee, any document to which the Seal is applied must also be signed by at least one authorised person in the presence of a witness who attests the signature. For the purposes of this Article, an authorised person is any Director, the Secretary or any person authorised by the Board or such committee for the purpose of signing documents to which the Seal is applied.
DIVIDENDS
95.	Company may declare dividends
95.1	Subject to the Statutes, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board.
96.	Board may pay interim dividends and fixed dividends
96.1	Subject to the Statutes, the Board may pay such interim dividends as appear to the Directors to be justified. If the share capital of the Company is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights to dividends as well as on shares which confer preferential or special rights to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Board may also pay at intervals settled by it any dividend payable at a fixed date if it appears to the Board that the financial position of the Company justifies the payment. If the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss which they may suffer by reason of the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

97.	Currency of dividends
97.1	Except in so far as the rights attaching to any share otherwise provide, any dividends or other monies payable on or in respect of any share may be declared in any currency or currencies, and paid in the same currency or currencies or in any other currency or currencies, and subject to such charges to cover the costs of conversion, as the Board may determine, using where required such basis of conversion (including the rate and timing of conversion) as the Board decides.
98.	Waiver of dividends
98.1	The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the relevant member or transmittee and delivered to the Company and if or to the extent that it is accepted as such or acted upon by the Company.
99.	Non-cash dividends
99.1	A general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets and, in particular, of paid-up shares or debentures of any other company and, where any difficulty arises concerning such distribution, the Board may settle it as the Board thinks expedient and in particular may issue fractional certificates or, subject to the Statutes and, in the case of shares held in uncertificated form, the system’s rules, authorise and instruct any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the basis of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as the Board may consider expedient.
100.	Scrip dividends
100.1	Subject to the Statutes, the Board may, if authorised by an ordinary resolution of the Company, offer the holders of shares the right to elect to receive new shares, credited as fully paid, instead of cash for all or part (as determined by the Board) of any dividend. The following provisions shall apply:
100.1.1	an ordinary resolution may specify a particular dividend or dividends, or may specify all or any dividends, declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;
100.1.2	the basis of allotment to each entitled holder of shares shall be such number of new shares credited as fully paid as have a value as nearly as possible equal to (but not greater than) the amount of the dividend (disregarding any tax credit) which he has elected to forego. For this purpose, the “value” of an ordinary share shall be deemed to be the average of the middle market quotations for the Company’s shares on the London Stock Exchange as derived from the Daily Official List on the day on which the shares are first quoted “ex” the relevant dividend and the four subsequent dealing days or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by a suitably qualified accountant, such suitability to be determined by the Board, as to the amount of the value in respect of any dividend shall be conclusive evidence of that amount;

100.1.3	no fraction of an ordinary share shall be allotted and if any holder of shares would otherwise be entitled to fractions of a share, the Board may deal with the fractions as it thinks fit, including (without limitation) determining that the whole or part of the benefit of fractional entitlements will be disregarded or accrue to the Company or that the value of fractional entitlements will be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend;
100.1.4	the Board shall not proceed with any election unless the Company has sufficient reserves or funds which may be capitalised to give effect to the election following the Board’s determination of the basis of allotment;
100.1.5	on or as soon as practicable after announcing that the Board is to recommend or pay any dividend, the Board, if it intends to offer an election for that dividend, shall also announce that intention and, having determined the basis of allotment, shall notify the entitled holders of shares (other than any in relation to whom an election mandate in accordance with this Article is subsisting) of the right of election offered to them, and shall send with, or following, such notification, forms of election and shall specify the procedure to be followed and place at which, and the latest date and time by which, duly completed forms of election must be received in order to be effective;
100.1.6	the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been duly made (the “elected shares”) and instead additional shares shall be allotted to the holders of the elected shares on the basis of allotment so determined. For such purpose, the Board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account), whether or not it is available for distribution, as the Board may determine, and apply it in paying up in full the appropriate number of shares for allotment and distribution to the holders of the elected shares on that basis;
100.1.7	the additional shares so allotted shall be allotted as of the record date for the dividend for which the right of election has been offered and shall rank pari passu in all respects with the shares then in issue except that they will not rank for the dividend or other distribution entitlement in respect of which they have been issued. Unless the Board otherwise determines (and subject always to the Order and the system’s rules), the shares so allotted shall be issued as shares in certificated form (where the shares in respect of which they have been allotted were in certificated form at the Scrip Record Time) or as shares in uncertificated form (where the shares in respect of which they have been allotted were in uncertificated form at the Scrip Record Time) provided that if the Company is unable under the system’s rules to issue shares in uncertificated form to any person, such shares shall be issued as shares in certificated form. For these purposes, the “Scrip Record Time” means such time on the record date for determining the entitlements of members to make elections as described in this Article, or on such other date as the Board may in its absolute discretion determine.
100.2	The Board may establish or vary a procedure for election mandates whereby a holder of shares may elect concerning future rights of election offered to that holder under this Article until the election mandate is revoked following that procedure.
100.3	The Board may exclude from any offer any holders of shares if it believes that it is necessary or expedient to do so in relation to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange or other authority in, any territory or that for any other reason the offer should not be made to them.

101.	Enhanced scrip dividends
101.1	Subject to the Statutes and without prejudice to the generality of Article 100, the Board may, in respect of any cash dividend or other distribution (or any part thereof) declared or payable in relation to any financial year or period of the Company, offer to each holder of shares the right to elect to receive new shares in respect of the whole or part of the shares held by them instead of such cash dividend, on any basis described in that Article but so that the entitlement of each holder of shares to such new shares shall be determined by the Board such that the value (determined on the basis decided on by the Board) of the new shares concerned may exceed the cash amount that such holders of shares would otherwise have received by way of dividend and, in respect of such offer, that Article shall take effect subject to this Article. Any offer made under this Article shall be an alternative to any offer made under that Article in respect of a particular cash dividend (but shall form part of any plan which is in operation thereunder).
101.2	Any exercise by the Board of the powers granted to the Board by this Article shall be subject to a special resolution approving the exercise of such powers in respect of the dividend in question or in respect of any dividends or other distributions declared or payable in respect of a specified financial year or period of the Company which include the dividend in question but such year or period may not end later than the conclusion of the annual general meeting next following the date of the meeting at which such resolution is passed. No further sanction shall be required under Article 100 in respect of an exercise of powers by the Board under this Article and any authority granted under this Article shall not preclude the granting to the Board of a separate authority under that Article.
102.	No interest on dividends
102.1	No dividend or other monies payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.
103.	Payment procedure
103.1	All dividends and interest shall belong and be paid to those entitled members whose names shall be on the Register at the date at which such dividend shall be declared or at the date on which such interest shall be payable respectively, or at such other record date as the Company by ordinary resolution or the Board may determine notwithstanding any subsequent transfer or transmission of shares.
103.2	The Company may pay any dividend, interest or other monies payable in cash in respect of shares by direct debit, bank transfer, cheque, dividend warrant, money order or by any other method (including by electronic means) as the Board may consider appropriate.
103.3	Every such cheque, warrant or order shall be made payable to the person to whom it is sent, or to such other person as the holder or the joint holders may in writing direct, and may be sent by post or equivalent means of delivery directed to the registered address of the holder or, in the case of joint holders, to the registered address of the joint holder whose name stands first in the Register, or to such person and to such address as the holder or joint holders may in writing direct.
103.4	Every such payment made by direct debit or bank transfer shall be made to the holder or joint holders or to or through such other person as the holder or joint holders may in writing direct.
103.5	In respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Board shall from time to time consider sufficient, the Company may pay any such dividend, interest or other monies by means of the relevant system. Every such payment shall be made in such manner as may be consistent with the system’s rules and, without prejudice to the generality of the foregoing, may include the sending by the Company or by any person on its behalf of an instruction to the Operator to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct.

103.6	The Company shall not be responsible for any loss of any such cheque, warrant or order and any payment made in any manner permitted by these Articles shall be at the sole risk of the holder or joint holders. Without prejudice to the generality of the foregoing, if any such cheque, warrant or order has been, or is alleged to have been, lost, stolen or destroyed, the Board may, on request of the person entitled thereto, issue a replacement cheque, warrant or order subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.
103.7	The issue of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment in accordance with the system’s rules, shall be a good discharge to the Company.
104.	Receipt by joint holders
104.1	If several persons are registered as joint holders of any share, any one of them may give effectual receipts for any dividend or other monies payable in respect of the share.
105.	Where payment of dividends need not be made
105.1	The Company may cease to send any cheque or warrant through the post or to effect payment by any other means for any dividend or other monies payable in respect of a share which is normally paid in that manner on that share if in respect of at least two consecutive dividends payable on that share payment, through no fault of the Company, has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder) but, subject to these Articles, the Company shall recommence payments in respect of dividends or other monies payable on that share by that means if the holder or transmittee claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.
106.	Unclaimed dividends
106.1	All dividends, interest or other sums payable unclaimed for one year after having become due for payment may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The retention by the Company of, or payment into a separate account of, any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend, interest or other sum unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company.
CAPITALISATION OF PROFITS
107.	Capitalisation of profits
107.1	Upon the recommendation of the Board, the Company may pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution).
107.2	Subject as provided below, the Board may appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf (subject to approval by ordinary resolution and to any subsisting special rights previously conferred on any shares or class of shares) in paying up in full shares of any class or debentures of the Company and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other provided that:
107.2.1	the Company shall for the purposes of this Article be deemed to be such a member in relation to any shares held as treasury shares which, if not so held, would have ranked for any such distribution by way of dividend, but only insofar as the appropriated sum is to be applied in paying up in full shares of the Company; and
107.2.2	the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full shares of the Company.

107.3	The Board may authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation and any matters incidental thereto, any agreement made under such authority being binding on all such members.
107.4	If any difficulty arises concerning any distribution of any capitalised reserve or fund, the Board may subject to the Statutes and, in the case of shares held in uncertificated form, the system’s rules, settle it as the Board considers expedient and in particular may issue fractional certificates, authorise any person to sell and transfer any fractions or resolve that the distribution should be made as nearly as practicable in the correct proportion or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties as the Board considers expedient.
AUTHENTICATION OF DOCUMENTS
108.	Authentication of documents
108.1	Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents or other information affecting these Articles and any resolutions passed by the Company or the Board or any committee and any books, records, accounts, documents and other communications relating to the business of the Company and to certify copies or extracts as true copies or extracts. Anything purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company, the Board or any committee which is certified as such in accordance with this Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith of such copy that such resolution has been duly passed or, as the case may be, that such minute or extract is a true and accurate record of proceedings at a duly constituted meeting.
RECORD DATES
109.	Power to choose record date
109.1	Notwithstanding any other provision of these Articles, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue or for determining shareholders entitled to receive notice of and, subject to the Order, to vote at any meeting of shareholders.
ACCOUNTS AND OTHER RECORDS
110.	Accounts
110.1	The Company shall keep accounting records and the Directors shall prepare accounts of the Company, made up to such date in each year as the Directors shall from time to time determine, in accordance with and subject to the Law.
111.	Inspection of records
111.1	No member in his capacity as a member shall have any right of inspecting any record, book or document of any description belonging to the Company except as conferred by the Statutes or authorised by the Board or by ordinary resolution of the Company.

112.	Destruction of documents
112.1	Subject to compliance with the system’s rules, the Company may destroy:
112.1.1	any instrument of transfer of shares and any other document on the basis of which an entry is made in the Register, at any time after the expiration of six years from the date of registration;
112.1.2	any instruction concerning the payment of dividends or other monies in respect of any share or any notification of change of name or address, at any time after the expiration of two years from the date the instruction or notification was recorded; and
112.1.3	any share certificate which has been cancelled, at any time after the expiration of one year from the date of cancellation;
provided that the Company may destroy any such type of document after such shorter period as the Board may determine if a copy of such document is retained on microfilm or by other similar means and is not destroyed earlier than the original might otherwise have been destroyed in accordance with this Article.
112.2	It shall conclusively be presumed in favour of the Company that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid and effective document duly and properly cancelled and that every other document so destroyed was a valid and effective document in accordance with its particulars recorded in the books or records of the Company provided that:
112.2.1	this Article shall apply only to the destruction of a document in good faith and without express notice that its retention was relevant to any claim (regardless of the parties to the claim);
112.2.2	nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than the times referred to in this Article or in any case where the conditions of this Article are not fulfilled; and
112.2.3	references in this Article to the destruction of any document or thing include references to its disposal in any manner.
COMMUNICATIONS
113.	Form of communications
113.1	Except to the extent that these Articles provide otherwise, and subject to compliance with the Statutes, anything sent or supplied by or to any person, including the Company, under these Articles may be sent or supplied, whether or not because the Statutes require it to be sent or supplied, in any way (including, except in the case of anything supplied to the Company, by making it available on a website) in which documents or information required to be sent or supplied may be sent or supplied by or to that person in accordance with the Statutes and these Articles.
113.2	Except insofar as the Statutes require otherwise, the Company shall not be obliged to accept any notice, document or other information sent or supplied to the Company in electronic form unless it satisfies such stipulations, conditions or restrictions (including for the purpose of authentication) as the Board thinks fit, and the Company shall be entitled to require any such notice, document or information to be sent or supplied in hard copy form instead.
113.3	Any notice, document or other communication (including copies of accounts or summary financial statements) to be given to or by any person pursuant to these Articles (other than a notice calling a meeting of Directors) shall be in writing except that, if it is in electronic form, it need not be in writing unless these Articles specifically require it to be.

113.4	A member who sends to the Company an address at which a document or information may be sent using electronic communications shall be entitled to have notices or other documents sent to him at that address or the address specified for that member in the Register (provided that, in the case of a document or information sent by electronic means, including without limitation any notification that the document or information is available on a website, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company considers that the sending of the document or information to such address using electronic communications would or might infringe the laws of any other jurisdiction), but otherwise:
113.4.1	no such member shall be entitled to receive any document or information from the Company; and
113.4.2	without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.
113.5	Subject to the Statutes, the Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means under these Articles.
113.6	Nothing in these Articles shall prevent the Company from sending or supplying any notice, document or information in hard copy form instead of in electronic form on any occasion.
113.7	A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called unless such member is present only for the purposes of protesting the adequacy of such notice and has so advised the Company prior to the meeting.
113.8	A document or information may be sent or supplied by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a document or information to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a document or information may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.
113.9	Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been sent to a person from whom he derives his title.
113.10	Proof that a document or information was properly addressed, prepaid and posted shall be conclusive evidence that the document or information was sent. Proof that a document or information sent or supplied by electronic means was properly addressed shall be conclusive evidence that the document or information was sent or supplied. A document or information sent by the Company to a member by post shall be deemed to have been received:
113.10.1	if sent by first class post or special delivery post from an address in the United Kingdom or Jersey to another address in the United Kingdom or Jersey, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the document or information was posted;
113.10.2	if sent by airmail from an address in the United Kingdom or Jersey to an address outside the United Kingdom or Jersey, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom or Jersey), on the third day following that on which the document or information was posted; and
113.10.3	in any other case, on the second day following that on which the document or information was posted.

113.11	A document or information sent or supplied by the Company to a member in electronic form shall be deemed to have been received by the member on the day following that on which the document or information was sent to the member. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive such document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.
113.12	A document or information sent or supplied by the Company to a member by means of a website shall be deemed to have been received by the member:
113.12.1	when the document or information was first made available on the website; or
113.12.2	if later, when the member is deemed by Articles 113.10 or 113.11 to have received notice of the fact that the document or information was available on the website. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.
113.13	Subject to the Statutes, if at any time the Company is unable effectively to convene a general meeting by notices sent through the post in Jersey, Canada or the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in Jersey, Canada and the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout Jersey, Canada or the United Kingdom again becomes practicable.
113.14	A notice, document or other information may be served, sent or supplied by the Company in electronic form to a member who has agreed that notices, documents or information can be sent or supplied to them in that form and has not revoked such agreement.
113.15	Where the notice, document or other information is served, sent or supplied by electronic means, it may only be served, sent or supplied to an address specified for that purpose by the intended recipient (generally or specifically).
113.16	A notice, document or other information may be served, sent or supplied by the Company to a member by being made available on a website if the member has agreed (generally or specifically), or pursuant to Article 113.17 below is deemed to have agreed, that notices, documents or information can be sent or supplied to the member in that form and has not revoked such agreement.
113.17	If a member has been asked individually by the Company to agree that the Company may serve, send or supply notices, documents or other information generally, or specific notices, documents or other information to them by means of a website and the Company does not receive a response within a period of 28 days beginning with the date on which the Company's request was sent (or such longer period as the Directors may specify), such member will be deemed to have agreed to receive such notices, documents or other information by means of a website in accordance with Article 113.16 above (save in respect of any notices, documents or information that are required to be sent in hard copy form pursuant to the Statutes). A member can revoke any such deemed election in accordance with Article 113.20 below.

113.18	A notice, document or other information served, sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient: (i) to read it, and (ii) to retain a copy of it. For this purpose, a notice, document or other information can be read only if: (i) it can be read with the naked eye; or (ii) to the extent that it consists of images (for example photographs, pictures, maps, plans or drawings), it can be seen with the naked eye.
113.19	If a notice, document or other information is served, sent or supplied by means of a website, the Company must notify the intended recipient of: (i) the presence of the notice, document or other information on the website, (ii) the address of the website; (iii) place on the website where it may be accessed, and (iv) how to access the notice, document or information. The document or information is taken to be sent on the date on which the notification required by this Article is sent or if later, the date on which the document or information first appeared on the website after that notification is sent.
113.20	Any amendment or revocation of a notification given to the Company or agreement (or deemed agreement) under this Article shall only take effect if in writing, signed (or authenticated by electronic means) by the member and on actual receipt by the Company thereof.
113.21	Communications sent to the Company by electronic means shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.
113.22	Where these Articles require or permit a notice or other document to be authenticated by a person by electronic means, to be valid it must incorporate the electronic signature or personal identification details of that person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine.
113.23	For the avoidance of doubt, where a member of the Company has received a document or information from the Company otherwise than in hard copy form, he is entitled to require the Company to send to him a version of the document or information in hard copy form within 21 days of the Company receiving the request.
113.24	Nothing in this Article 113 shall require the Company to take any action or step which could cause the Company to breach any applicable securities laws, regulations or similar.
114.	Communication with joint holders
114.1	In the case of joint holders of a share, all notices, documents or other information shall be given to the joint holder whose name stands first in the Register in respect of the joint holding and shall be deemed to have been given to all the joint holders. Any agreement by that holder that notices, documents and other information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.
115.	Communications after transmission
115.1	Any notice, document or other information sent or supplied to any member pursuant to these Articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly sent or supplied in respect of any share registered in the name of that member as sole or joint holder.
115.2	Unless agreed otherwise with the relevant transmittee, the Company may send or supply any notice, document or other information to a transmittee in any manner in which it might have been sent or supplied to the member from whom the transmittee derives title to the relevant share, and as if the transmittee’s address were the same as the member’s address in the Register or the electronic address (if any) specified by the member; but the Company shall not be entitled to assume that the address or electronic address is correct if sending notice to the transmittee under Article 27.

116.	When notice deemed served
116.1	Any notice, document or other information:
116.1.1	if sent by the Company by post or other delivery service shall be deemed to have been received on the day (whether or not it is a working day) following the day (whether or not it was a working day) on which it was put in the post or given to the delivery agent and, in proving that it was duly sent, it shall be sufficient to prove that the notice, document or information was properly addressed, prepaid and put in the post or duly given to the delivery agent;
116.1.2	if sent by the Company by electronic means shall be deemed to have been received on the same day that it was sent, and proof that it was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that it was sent;
116.1.3	if made available on a website shall be deemed to have been received when notification of its availability on the website is deemed to have been received or, if later, when it is first made available on the website;
116.1.4	not sent by post or other delivery service but delivered personally or left by the Company at the address for that member on the Register shall be deemed to have been received on the day (whether or not it was a working day) and at the time it was so left;
116.1.5	sent or delivered by a relevant system shall be deemed to have been received when the Company (or a sponsoring system-participant acting on its behalf) sends the issuer instructions relating to the notice, document or information;
116.1.6	sent or supplied by the Company by any other means agreed by the member concerned shall be deemed to have been received when the Company has duly performed the action it has agreed to take for that purpose; and
116.1.7	to be given by the Company by advertisement shall be deemed to have been received on the day on which the advertisement appears.
117.	Record date for communications
117.1	Any notice, document or information may be sent or supplied by the Company by reference to the Register as it stands at any time not more than 21 days before the day it was sent or supplied. No change in the Register after that time shall invalidate the delivery of that notice, document or information, and every transmittee or other person not on the Register in relation to a particular share at that time who derives any title or interest in the share shall be bound by the notice, document or information without the Company being obliged to send or supply it to that person.
118.	Loss of entitlement to receive communications
118.1	If on two consecutive occasions notices, documents or information have been sent to any member at the registered address or his address (including an electronic address) for the service of notices but, through no fault of the Company, have been undelivered, such member shall not from then on be entitled to receive notices, documents or other information from the Company until he has notified to the Company in writing a new address to be either his registered address or his address (including an electronic address) for the service of notices.

119.	Notice when post not available
119.1	If at any time postal services within Jersey, Canada or the United Kingdom are suspended or curtailed so that the Company is unable effectively to convene a general meeting or a meeting of the holders of any class of shares in its capital by notice sent through the post, the Board may decide that the only members to whom notice of the meeting must be sent are those to whom notice to convene the meeting can validly be sent by electronic means and those to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means. In any such case the Company shall also advertise the meeting in at least two national daily newspapers published in Jersey, Canada and the United Kingdom. If at least six clear days prior to the meeting the giving of notices by post to addresses throughout Jersey, Canada and the United Kingdom has, in the Board’s opinion, become practicable, the Company shall send confirmatory copies of the notice by post or such other manner as is permitted under these Articles to the persons entitled to receive them when postal services are running normally.
119.2	At any time that postal services within Jersey, Canada and the United Kingdom are suspended or curtailed, any other notice or information considered by the Board to be capable of being supplied by advertisement shall, if advertised in at least one such newspaper, be deemed to have been notified to all members and transmittees to whom it would otherwise have been supplied in hard copy form.
WINDING UP AND SALE OF ASSETS
120.	Distribution in specie on winding up
120.1	If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, and subject to any rights, restrictions, limitations and privileges attaching to any class or series of shares, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with such sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with such sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.
120.2	A sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company shall require approval by special resolution. Each share of the Company shall carry the right to vote on such special resolution whether or not it otherwise carries the right to vote.
INDEMNITY
121.	Indemnity
121.1	In so far as the Statutes allow and subject to the rules made by the competent authority of any other regulated or exchange regulated market on which the shares of the Company may be listed, every present and former Director, Secretary or other officer of the Company shall be indemnified out of the assets of the Company against any costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings (whether civil or criminal) which relates to anything done or omitted or alleged to have been done or omitted by him in any such capacity, and in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Statutes in which relief is granted to him by any court of competent jurisdiction.
122.	Power to insure
122.1	The Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer (unless the office is or was as Auditor) or employee of the Company or of any present or former subsidiary undertaking of the Company or of any body corporate in which the Company has or had an interest (whether direct or indirect) or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such undertaking or body corporate is or has been interested, indemnifying such person against any liability which may attach to him, and any loss or expenditure which he may incur, in relation to anything actually or allegedly done or omitted to be done by him as a director, officer, employee or trustee, whether or not it involves any negligence, default, breach of duty or breach of trust by him in relation to the Company or the relevant undertaking, body corporate, fund or trust.